Bay National Corporation

ANNUAL REPORT 2005

CONTENTS

Forward-Looking Statements
The statements in this annual report that are not historical facts constitute "forward-looking statements" as defined by Federal Securities laws. Such statements, regarding Bay National Corporation's anticipated future results of operations, are subject to risks and uncertainties that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, changes in interest rates, deposit flows, loan demand and real estate values; as well as changes in economic, competitive, governmental, regulatory, technological and other factors which may affect Bay National Corporation specifically or the banking industry generally. Forward-looking statements speak only as of the date they are made. Bay National Corporation will not update forward-looking statements to reflect factual assumptions, circumstances or events that have changed after a forward-looking statement was made. For further information, please refer to the Bay National Corporation reports filed with the U.S. Securities and Exchange Commission.



"A man is known by the company he keeps;
a company is known by the men it keeps."
– Thomas J. Watson, Sr., Founder of IBM

Dear Fellow Shareholders,

In reflecting on our five years of progress, I appreciate the wisdom of the words of Tom Watson and the way our people have formed our company into one that is respected, successful and valued in today's changing banking environment.

Therefore, I'd like to begin my letter with a heartfelt thank you to our associates and directors for their tremendous hard work and support. As chairman, I am often the one who receives credit for what they do. It is, however, only because of them that we have been able to achieve all that we have... and I am most grateful.

OUR MILESTONES

- Record earnings of $2.7 million, or $1.37 per common share, a 234% increase over the $0.41 per common share earned in 2004. Net income includes a tax benefit of $655,000, or $0.33 per common share.
- A five-year 133% total return to shareholders, outperforming the SNL Bank Index of 41.91% and the Russell 2000 Index of 48.46% for the same period.
- Our stock price reached a record high of $23.00 on October 5, 2005.
- Assets reached $210 million, up 23% from December 31, 2004.
- Net loans rose 31.7% to $196.6 million as compared to December 31, 2004.
- Deposits increased 18.6% to $182.6 million at 2005 year end.
- 31% year-over-year increases in net interest margin and net interest spread.
- 58.5% increase in the market price of common stock at December 31, 2005, as compared to December 31, 2004 closing price.
- 20.4% increase in book value of our common stock at December 31, 2005 as compared to the year-ago value.
- Completed an $8 million trust preferred offering.

OUR PRIORITIES

Given the number of high net worth individuals in our target markets and our reputation for outstanding customer service, we deepened our private banking team. In November, industry-veteran Audrey Orr joined the Salisbury office as vice president of private banking. Early this year, Frances Dingle came aboard to assume leadership of private banking in the Baltimore office. Both professionals will focus on building relationships with individuals and companies who value the very best in a banking relationship. As part of our growth strategy, we expanded our Baltimore banking office to enhance the customer experience. These improvements now make many transactions easier, create more transaction options and allow us to serve more customers, more efficiently.

OUR COMMITMENT TO OUR COMMUNITY

Our financial condition has allowed us to step forward and make meaningful charitable contributions throughout the year, including an employee-led effort to support victims of Hurricane Katrina. We also initiated Donor Advised Funds at both the Baltimore Community Foundation and the Community Foundation of the Eastern Shore. These funds allow us the flexibility to "bank" charitable dollars when profits allow and to respond to community needs from year to year. The Foundations not only manage the investment of our charitable funds they also provide expertise in identifying and addressing some of our communities most pressing needs.

OUR LEADERSHIP TEAM

Dick Oppitz recently joined our Company as senior vice president of commercial banking and senior credit officer in Baltimore. Dick brings thirty-five years of banking experience and an accomplished track record in commercial lending and credit administration to our senior team. In Salisbury, Greg Olinde assumed the leadership of the Eastern Shore region building on the significant accomplishments of Mike Bloxham, who recently retired. At the same time, we continued to build a high-performing organization by promoting the following members of our management team to the rank of senior vice president: in Baltimore, commercial lender, Hugh Robinson, and residential mortgage lender, Robert Reilley; in Salisbury, commercial lender, Greg Olinde, and residential mortgage lender, Bob Freeman.

Revenue
(in millions)


$4.2
$5.7
$9.4
2003
2004
2005

OUR THANKS

I want to acknowledge the invaluable contributions of board members Carroll Bodie and Margaret Riehl who retired from the board in 2005. Both joined the board in 1999 during the formative stages of the Company while we were still in the midst of gathering seed capital. Their credibility, strength of character and unflagging support were enormously valuable. With their wise counsel and thoughtful guidance our company achieved remarkable growth. They take with them our deepest gratitude.

Joining our Board of Directors is Chairman and CEO of Hoyt Capital Corporation, R. Michael Gill. Mike Gill is widely recognized for his entrepreneurial abilities, leadership skills and marketing expertise. He will chair our critically-important Business Development and Marketing Committee.

Earnings per Common Share
(Diluted)


$0.00
$0.41
$1.37
2003
2004
2005

OUR FUTURE

We enter 2006 with a solid strategy, a valuable base of loyal customers, great people, important products and a strong balance sheet. I'm proud of the results that Bay National delivered in 2005; however, I'm even more excited about the opportunity to sharpen our focus, accelerate our market presence and introduce new banking options in the coming year.

One of the great privileges of life is to have a purpose beyond the business of making a living. In Bay National Bank, I find this purpose every day in interacting with my associates, board, shareholders and customers. Thank you for the opportunity.

Net Income
(in thousands)


$8
$802
$2,744
2003
2004
2005

Respectfully,



Hugh W. Mohler

Chairman

The statements in this letter that are not historical facts constitute "forward-looking statements" as defined by Federal Securities laws. Such statements, regarding Bay National Corporation's anticipated future results of operations, are subject to risks and uncertainties that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, changes in interest rates, deposit flows, loan demand and real estate values; as well as changes in economic, competitive, governmental, regulatory, technological and other factors which may affect Bay National Corporation specifically or the banking industry generally. Forward-looking statements speak only as of the date they are made. Bay National Corporation will not update forward-looking statements to reflect factual assumptions, circumstances or events that have changed after a forward-looking statement was made. For further information, please refer to the Bay National Corporation reports filed with the U.S. Securities and Exchange Commission.

Financial Highlights

Selected Financial Data

As of December 31, 2005, 2004, 2003, 2002 and 2001
(Dollar in thousands, except per share data)

	2005	2004	2003	2002	2001
Total assets	**$ 209,966**	$ 170,763	$ 122,328	$ 84,609	$ 47,026
Cash and due from banks	**1,461**	1,403	573	363	3,065
Federal funds sold and other overnight investments	**6,033**	16,709	17,487	11,753	6,488
Investment securities available for sale	**1,540**	1,544	1,548	948	
Federal Reserve Bank stock	**452**	313	313	276	276
Federal Home Loan Bank stock	**342**	243	168	80	-
Loans, net	**196,590**	149,217	101,049	70,045	36,097
Deposits	**182,573**	153,927	108,531	76,079	38,139
Short-term borrowings	**1,444**	1,381	1,222	507	
Note payable	-	1,250	-	-	-
Subordinated debt	**8,000**	-	-	-	-
Stockholders' equity	**16,214**	13,419	12,067	7,610	8,602
Common shares outstanding	**1,924,436**	1,917,710	1,862,710	1,242,020	1,242,020
Book value per share	**$ 8.43**	$ 7.00	$ 6.48	$ 6.13	$ 6.93
Ratio of interest earning assets to interest bearing liabilities	**126.38%**	124.95%	127.61%	127.68%	134.86%
Stockholders' equity as a percentage of assets	**7.72%**	7.86%	9.86%	8.99%	18.29%

Selected Financial Ratios

For the years ended December 31, 2005, 2004, 2003, 2002 and 2001

Weighted average yield/rate on:					
Loans and loans held for sale	**7.46%**	5.89%	5.98%	6.52%	7.38%
Investments and interest bearing cash balances	**2.27%**	1.11%	.80%	1.36%	3.79%
Deposits and short-term borrowings	**2.96%**	2.17%	2.26%	2.84%	3.70%
Net interest spread	**4.12%**	3.14%	2.81%	2.80%	2.31%
Net interest margin	**4.74%**	3.60%	3.29%	3.43%	3.58%

Selected Operational Data

For the years ended December 31, 2005, 2004, 2003, 2002 and 2001
(Dollar in thousands, except per share data)

Interest income	**$ 12,983**	$ 7,624	$ 5,520	$ 3,486	$ 1,882
Interest expense	**4,294**	2,464	1,937	1,367	760
Net interest income	**8,689**	5,160	3,583	2,119	1,122
Provision for credit losses	**1,179**	560	415	405	377
Net interest income after provision for credit losses	**7,510**	4,600	3,168	1,714	745
Non-interest income	**750**	539	626	479	187
Non-interest expenses	**6,171**	4,337	3,786	3,185	2,548
Income (loss) before income taxes	**2,089**	802	8	(992)	(1,616)
Income tax benefit	**655**	-	-	-	-
Net income (loss)	**$ 2,744**	$ 802	$ 8	$ (992)	$ (1,616)

Per Common Share					
Basic net income (loss) per share	**$ 1.43**	$ .43	$ .00	$ (.80)	$ (1.30)
Diluted net income (loss) per share	**$ 1.37**	$ .41	$ .00	$ (.80)	$ (1.30)
Average shares outstanding (Basic)	**1,922,580**	1,877,929	1,660,348	1,242,020	1,242,020
Average shares outstanding (Diluted)	**2,002,225**	1,936,693	1,682,905	1,242,020	1,242,020

Management's Discussion and Analysis

The following discussion of Bay National Corporation's financial condition and results of operations should be read in conjunction with Bay National Corporation's consolidated financial statements, the notes thereto and the other information included in this annual report.

This discussion and analysis provides an overview of the financial condition and results of operations of Bay National Corporation ("Parent") and its national bank subsidiary, Bay National Bank ("Bank"), (collectively the "Company"), as of December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004, and 2003.

General

The Parent was incorporated on June 3, 1999 under the laws of the State of Maryland to operate as a bank holding company of the Bank. The Bank commenced operations on May 12, 2000.

The principal business of the Company is to make loans and other investments and to accept time and demand deposits. The Company's primary market areas are in the areas North of Baltimore and the areas surrounding Salisbury, Maryland, although the Company's business development efforts generate business outside of these areas. The Company offers a broad range of banking products, including a full line of business and personal savings and checking accounts, money market demand accounts, certificates of deposit, and other banking services. The Company funds a variety of loan types including commercial and residential real estate loans, commercial term loans and lines of credit, consumer loans, and letters of credit with an emphasis on meeting the borrowing needs of small businesses. The Company's target customers are small closely held businesses, business owners, professionals and high net worth individuals.

Overview

The Company continued a pattern of strong growth during the year ended December 31, 2005. This growth has resulted in improved operating results as compared to prior years. Key measurements for the year ended December 31, 2005 include the following:

- Total assets at December 31, 2005 increased by 23.0% to $210.0 million as compared to $170.8 million as of December 31, 2004.

- Net loans outstanding increased by 31.7% from $149.2 million as of December 31, 2004 to $196.6 million as of December 31, 2005.

- At December 31, 2005, the Company had a borrower with nonperforming loans for which a $500,000 provision was established in the fourth quarter. We believe an appropriate allowance for credit losses continues to be maintained.

- Deposits at December 31, 2005 were $182.6 million, an increase of $28.6 million or 18.6% from December 31, 2004.

- On December 12, 2005, the Company participated in a private placement of $8 million of fixed interest rate trust preferred securities through a newly formed Delaware trust subsidiary, Bay National Capital Trust I. The Company used $2.2 million of the proceeds of the offering to repay in full the amount outstanding under its credit facility with another financial institution. The remaining proceeds will be used for general corporate purposes, including but not limited to supporting continued asset growth.

- The Company realized net income of $2,744,330 for the year ended December 31, 2005. This compares to net income of $802,264 and $7,581 for the years ended December 31, 2004 and 2003, respectively. Included in the results of the year ended December 31, 2005 was an income tax benefit of $655,000 as we recognized our previously unrecorded net deferred income tax asset.

- Net interest income, the Company's main source of income, was $8.7 million for the year ended December 31, 2005 compared to $5.2 million and $3.6 million for the years ended December 31, 2004 and 2003, respectively. This represents increases of 68.4% and 142.5% over the two prior years.

- Net loan recoveries were $11,134 for the year ended December 31, 2005. Net charge-offs since the inception of the Bank in 2000 were $4,961.

- Non-interest income for the year ended December 31, 2005 increased by $211,746 or 39.3% as compared to the year ended December 31, 2004, primarily as a result of the addition of the Lutherville residential mortgage origination operation.

- Non-interest expenses increased by $1,834,615 or 42.3% for the year ended December 31, 2005, as compared to the year ended December 31, 2004.

- The market price of common shares ended the year at $21.00, up 58.5% from the closing price of $13.25 on December 31, 2004.

A detailed discussion of the factors leading to these changes can be found in the discussion below.

Results of Operations

OVERVIEW

The Company recorded net income of $2,744,330 for the year ended December 31, 2005. This compares to $802,264 reported for the year ended December 31, 2004, an improvement of $1,942,066. The Company reported its first annual profit of $7,581 for the year ended December 31, 2003. This significant improvement in results for the periods is due to the continued strong growth of the loan portfolio, as well as significant improvement in margins resulting from a rising interest rate environment.

Bay National Bank's mortgage origination operations, located in Lutherville and Salisbury, Maryland, originate conventional first and second residential mortgage loans. Bay National Bank sells most of its first and second residential mortgage loans in the secondary market and typically recognizes a gain on the sale of these loans after the payment of commissions to the loan origination officer. Since its inception in February 2001, the Salisbury mortgage division has been a significant contributor to operating results. The Lutherville mortgage operation was initiated in February 2005 and began to contribute to the Company's overall profitability during the second half of 2005. For the years ended December 31, 2005, 2004 and 2003, gains on the sale of mortgage loans totaled $512,047, $244,716 and $370,326, respectively.

The level of gains on the sale of mortgage loans has increased in 2005 due to the addition of the Lutherville origination operation, which focuses on construction and rehabilitation loans that will be modified to permanent financing upon completion of the project. The permanent financing is then sold in the secondary market. We believe that this type of residential lending is less sensitive to the fluctuation of interest rates.

During the second quarter of 2004, the Company introduced a new loan program for conventional first lien and second lien residential mortgage loans. Under this program, the Company purchases a 100% participation in mortgage loans originated by a mortgage company in the Baltimore metropolitan area. These participations are for loans which a secondary market investor has committed to purchase. The participations are typically held for a period of three to four weeks before being sold to the secondary market investor. This holding period represents the amount of time taken by the secondary market investor to review the loan files for completeness and accuracy. During this holding period, the Company earns interest on these loans at a rate indexed to the prime rate.

The primary risk to the Company from this program is that the secondary market investor may decline to purchase the loans due to documentary deficiencies or errors. The Company attempts to manage this risk by conducting a thorough review of the documentation prior to purchasing the participation. If the secondary market investor declines to purchase the loan, the Company could attempt to sell the loan to other investors or hold the loan in its loan portfolio. As of December 31, 2005, the Company held $15.5 million of these loans which were classified as held for sale. The Company expects that all of these loans will be purchased by the secondary market investor. The Company earned $751,803 of interest on this program during 2005 and $287,835 during 2004.

Management expects continued improvement in operating results as asset levels continue to grow. However, actual results will be subject to the volatility of the provision for credit losses, which is related to loan growth, the impact of interest rate changes, which can reduce margins, the continued success of the new Lutherville mortgage lending programs, and the volatility of existing mortgage loan production, which is sensitive to economic and interest rate fluctuations.

NET INTEREST INCOME / MARGINS

Net interest income is the difference between income on earning assets and the cost of funds supporting those assets. Earning assets are composed primarily of loans, investments, and federal funds sold. Interest-bearing deposits and other borrowings make up the cost of funds. Non-interest bearing deposits and capital are also funding sources. Changes in the volume and mix of earning assets and funding sources along with changes in associated interest rates determine changes in net interest income.

Interest income from loans and investments for the year ended December 31, 2005 was $12,982,706, compared to $7,623,564 and $5,520,068 for the years ended December 31, 2004 and 2003, respectively. The 70.3% increase over 2004, and the 135.2% increase over 2003, is directly related to the 27.8% increase in average interest earning assets from 2004, and the 68.7% increase in average interest earning assets from 2003. The change in interest income was also impacted by changes in average yields due to a rising interest rate environment in 2005 and 2004. The yields on these assets rose from 5.07% for the year ended December 31, 2003 to 5.31% for the year ended December 31, 2004 and to 7.08% for the year ended December 31, 2005.

The percentage of average interest-earning assets represented by loans was 92.5%, 88.0% and 82.5% for the years ended December 31, 2005, 2004, and 2003, respectively. For the year ended December 31, 2005, the average yield on the loan portfolio was 7.46%, as compared to 5.89% for the year ended December 31, 2004 and 5.98% for the year ended December 31, 2003. Loan yields have primarily increased as a result of thirteen 0.25% increases in the target federal funds rate, from 1.00% at June 25, 2003 to 4.25% effective December 13, 2005. As can be seen by the yields discussed above, these increases had a significant impact on the Company's operating results. The timing and amount of the impact on loan yields of changes to the federal funds rates varies from period to period as a result of differences in the mix of fixed rate loans to variable rate loans at any point in time.

Management's Discussion and Analysis *(continued)*

The average yield on the investment portfolio and other earning assets such as federal funds sold was 2.27% for the year ended December 31, 2005 as compared to 1.11% and 0.80% for the years ended December 31, 2004 and 2003, respectively. The fluctuations in the average yields were a direct result of the Federal Reserve actions discussed above as well as an increase in the holdings of Federal Reserve and Federal Home Loan Bank of Atlanta stocks, which pay dividend yields greater than the prevailing federal funds rate. The percentage of average interest-earning assets represented by investments was 7.5%, 12.0% and 17.5% for the years ended December 31, 2005, 2004, and 2003, respectively.

Interest expense from deposits and borrowings for the year ended December 31, 2005 was $4,294,146 compared to $2,464,209 and $1,936,726 for the years ended December 31, 2004 and 2003, respectively. The 74.3% increase over 2004 and the 121.7% increase over 2003 are directly related to the 27.5% increase in average interest-bearing liabilities from 2004 and the 69.2% increase in average interest-bearing liabilities from 2003. Interest expense was also impacted by changes in average rates paid due to the fluctuating interest rate environment. The average rates paid on these liabilities changed from 2.26% for the year ended December 31, 2003 to 2.17% for the year ended December 31, 2004 to 2.96% for the year ended December 31, 2005. Average rates paid increased during 2005 as a result of the rising interest rate environment during this period. Even though interest rates rose in 2004, management was able to delay raising rates, which is why average rates declined between 2003 and 2004. Management has observed pressure to increase rates paid on deposits as the target for the federal funds rate has risen. Management expects that this pressure will continue if rates continue to rise.

The following tables set forth, for the periods indicated, information regarding the average balances of interest-earning assets and interest-bearing liabilities, the amount of interest income and interest expense, and the resulting yields on average interest-earning assets and rates paid on average interest-bearing liabilities. Average balances are also provided for non-interest-earning assets and non-interest-bearing liabilities.

No tax equivalent adjustments were made and no income was exempt from federal income taxes. All average balances are daily average balances. The amortization of loan fees is included in computing interest income, however, such fees are not material.

Management's Discussion and Analysis *(continued)*

Year ended December 31, 2005

	Average Balance	Interest and fees	Yield/Rate
ASSETS			
Loans and loans held for sale	$ 169,811,066	$ 12,671,707	7.46%
Investment securities	2,343,007	86,267	3.68
Federal funds sold and other overnight investments	11,340,021	224,732	1.98
Total Earning Assets	183,494,094	12,982,706	7.08%
Less: Allowance for credit losses	(2,064,604)		
Cash and due from banks	1,328,362		
Premises and equipment, net	708,549		
Accrued interest receivable and other assets	900,832		
Total Assets	$ 184,367,233		
LIABILITIES AND STOCKHOLDERS' EQUITY			
Interest-bearing demand deposits	$ 56,170,562	$ 1,064,126	1.89%
Regular savings deposits	5,643,798	36,572	.65
Time deposits	77,785,133	2,957,821	3.80
Short-term borrowings	3,630,729	115,810	3.19
Note payable	1,426,027	91,709	6.43
Subordinated debt	438,356	28,108	7.20
Total interest-bearing liabilities	145,094,605	4,294,146	2.96
Net interest income and spread		$ 8,688,560	4.12%
Non-interest-bearing demand deposits	24,032,958		
Accrued expenses and other liabilities	884,689		
Stockholders' equity	14,354,981		
Total Liabilities and Stockholders' Equity	$ 184,367,233		

Interest and fee income/earning assets	7.08%
Interest expense/earning assets	2.34
Net interest margin	4.74%
Return on Average Assets	1.49%
Return on Average Equity	19.12%
Average Equity to Average Assets	7.79%

Management's Discussion and Analysis *(continued)*

Year ended December 31, 2004

	Average Balance	Interest and fees	Yield/Rate
ASSETS			
Loans and loans held for sale	$ 126,212,414	$ 7,431,368	5.89%
Investment securities	2,038,432	45,173	2.22
Federal funds sold and other overnight investments	15,232,288	147,023	0.97
Total Earning Assets	143,483,134	7,623,564	5.31%
Less: Allowance for credit losses	(1,473,985)		
Cash and due from banks	909,590		
Premises and equipment, net	641,550		
Accrued interest receivable and other assets	534,261		
Total Assets	$ 144,094,550		
LIABILITIES AND STOCKHOLDERS' EQUITY			
Interest-bearing demand deposits	$ 46,627,122	509,308	1.09%
Regular savings deposits	4,363,244	28,396	0.65
Time deposits	61,184,843	1,901,183	3.11
Short-term borrowings	1,475,148	19,020	1.29
Note payable	129,098	6,302	4.88%
Subordinated debt	-	-	-
Total interest-bearing liabilities	113,779,445	2,464,209	2.17
Net interest income and spread		$ 5,159,355	3.14%
Non-interest-bearing demand deposits	17,391,401		
Accrued expenses and other liabilities	515,639		
Stockholders' equity	12,408,055		
Total Liabilities and Stockholders' Equity	$ 144,094,550		

Interest and fee income/earning assets	5.31%
Interest expense/earning assets	1.71
Net interest margin	3.60%
Return on Average Assets	.56%
Return on Average Equity	6.47%
Average Equity to Average Assets	8.61%

Management's Discussion and Analysis *(continued)*

Year ended December 31, 2003

	Average Balance	Interest and fees	Yield/Rate
ASSETS			
Loans and loans held for sale	$ 89,721,871	$ 5,367,997	5.98%
Investment securities	1,833,052	37,317	2.04
Federal funds sold and other overnight investments	17,238,474	114,754	0.67
Total Earning Assets	108,793,397	5,520,068	5.07%
Less: Allowance for credit losses	(1,090,526)		
Cash and due from banks	903,675		
Premises and equipment, net	689,080		
Accrued interest receivable and other assets	396,583		
Total Assets	$ 109,692,209		
LIABILITIES AND STOCKHOLDERS' EQUITY			
Interest-bearing demand deposits	$ 33,884,963	381,985	1.13%
Regular savings deposits	2,997,371	20,532	0.69
Time deposits	47,675,682	1,522,525	3.19
Short-term borrowings	1,172,658	11,684	1.00
Subordinated debt	-	-	-
Total interest-bearing liabilities	85,730,674	1,936,726	2.26
Net interest income and spread		$ 3,583,342	2.81%
Non-interest-bearing demand deposits	13,158,325		
Accrued expenses and other liabilities	386,732		
Stockholders' equity	10,416,478		
Total Liabilities and Stockholders' Equity	$ 109,692,209		

Interest and fee income/earning assets	5.07%
Interest expense/earning assets	1.78
Net interest margin	3.29%
Return on Average Assets	- %
Return on Average Equity	- %
Average Equity to Average Assets	9.50%

Management's Discussion and Analysis *(continued)*

RATE/VOLUME ANALYSIS

A rate/volume analysis, which demonstrates changes in taxable-equivalent interest income and expense for significant assets and liabilities, appears below. The calculation of rate, volume and rate/volume variances is based on a procedure established for bank holding companies by the Securities and Exchange Commission. Rate, volume and rate/volume variances presented for each component may not total to the variances presented on totals of interest income and interest expense because of shifts from year to year in the relative mix of interest-earning assets and interest-bearing liabilities.

Year ended December 31, 2005 vs. 2004

		Due to variances in		
	Total	Rates	Volumes	Rate/ Volume
Interest earned on:				
Loans and loans held for sale	$ 5,240,339	$ 1,986,904	$ 2,567,082	$ 686,353
Investment Securities	41,094	29,880	6,749	4,465
Federal funds sold and other overnight investments	77,709	154,844	(37,568)	(39,567)
Total interest income	5,359,142	2,171,628	2,536,263	651,251
Interest paid on:				
Interest-bearing demand deposits	554,818	374,022	104,243	76,553
Regular savings deposits	8,176	(122)	8,334	(36)
Time deposits	1,056,638	425,403	515,817	115,418
Short-term borrowings	96,790	28,033	27,793	40,964
Note payable	85,407	2,001	63,310	20,096
Subordinated debt	28,108	-	-	28,108
Total interest expense	1,829,937	829,337	719,497	281,103
Net interest earned	$ 3,529,205	$ 1,342,291	$ 1,816,766	$ 370,148

Year ended December 31, 2004 vs. 2003

		Due to variances in		
	Total	Rates	Volumes	Rate/ Volume
Interest earned on:				
Loans and loans held for sale	$ 2,063,371	$ (85,187)	$ 2,183,204	$ (34,646)
Investment Securities	7,856	3,305	4,181	370
Federal funds sold and other overnight investments	32,269	51,633	(13,355)	(6,009)
Total interest income	2,103,496	(30,249)	2,174,030	(40,285)
Interest paid on:				
Interest-bearing demand deposits	127,323	(11,860)	143,642	(4,459)
Regular savings deposits	7,864	(1,025)	9,356	(467)
Time deposits	378,658	(41,109)	431,416	(11,649)
Short-term borrowings	7,336	3,436	3,014	886
Note payable	6,302	-	-	6,302
Subordinated debt	-	-	-	-
Total interest expense	527,483	(50,558)	587,428	(9,387)
Net interest earned	$ 1,576,013	$ 20,309	$ 1,586,602	$ (30,898)

Management's Discussion and Analysis *(continued)*

PROVISION FOR CREDIT LOSSES

The provision for credit losses was $1,178,866 for the year ended December 31, 2005, as compared to $559,596 for the year ended December 31, 2004, and $415,000 for the year ended December 31, 2003. The provisions for each year were the direct result of growth in loan balances outstanding in all segments of the portfolio. In addition, the provision for 2005 was higher than the prior years due to the fact that the Company established a reserve of approximately $88,000 against loans held for sale to reflect the additional risk associated with loans originated through a third party mortgage company and an additional $500,000 provision was established in the fourth quarter of 2005 as a result of the downgrading of one credit. For additional information regarding the methodology used to determine the provision for credit losses see the Management Discussion and Analysis section entitled "Allowance for Credit Losses and Credit Risk Management."

NON-INTEREST INCOME

Non-interest income consists primarily of gains on the sale of mortgage loans, deposit account service charges and cash management fees. For the year ended December 31, 2005, the Company realized non-interest income in the amount of $750,593 as compared to $538,847 and $625,263 for the years ended December 31, 2004 and 2003, respectively.

Gains on the sale of mortgage loans of $512,047 represented 68.22% of non-interest income for the year ended December 31, 2005. This compares to gains on the sale of mortgage loans of $244,716 or 45.42% of total non-interest income for the year ended December 31, 2004 and $370,326 or 59.23% of total non-interest income for the year ended December 31, 2003. The level of gains on the sale of mortgage loans has increased because the Company added additional residential construction and mortgage capabilities with the opening of the Lutherville mortgage operation in February 2005. This was achieved through the hiring of a team of eight individuals, including originators, processors and servicers who have extensive experience in the industry and the Company's market area. It is expected that these additional capabilities will increase future levels of gains on the sale of mortgage loans, while also providing interest and fee income on construction loans. However, additional increases in interest rates, or a slow down in the housing market, could impact the Company's ability to generate non-interest income associated with mortgage loan production.

Service charges on deposit accounts totaled $188,276 for the year ended December 31, 2005, as compared to $237,980 and $212,787 for the years ended December 31, 2004 and 2003, respectively. The decreases of 20.9% over 2004 and 11.5% over 2003 can be directly attributed to a decline in analysis fees charged on commercial deposit accounts. This decline occurred as the rate used for the calculation of analysis credits increased in conjunction with the increase in the target federal funds rate discussed earlier. Analysis credits are fee reductions provided based upon the analysis credit rate and the average balance of the account subject to analysis fees.

The Company will continue to seek ways to expand its sources of non-interest income. In the future, the Company may enter into fee arrangements with strategic partners that offer investment advisory services, risk management and employee benefit services. No assurance can be given that such fee arrangements will be obtained or maintained.

Management's Discussion and Analysis *(continued)*

NON-INTEREST EXPENSE

The components of non-interest expense were as follows:

	Years Ended December 31, 2005	2004	2003
Salaries and employee benefits	$ 3,627,630	$ 2,442,774	$ 2,115,351
Occupancy expenses	420,866	312,550	259,719
Furniture and equipment expenses	304,132	255,547	215,254
Legal and professional fees	154,476	175,757	158,406
Data processing and other outside services	655,726	582,396	536,433
Advertising and marketing related expenses	445,482	212,237	210,289
Other expenses	562,645	355,081	290,572
Total non-interest expenses	$ 6,170,957	$ 4,336,342	$ 3,786,024

2005 compared to 2004

Non-interest expense for the year ended December 31, 2005 totaled $6,170,957 compared to $4,336,342 for the year ended December 31, 2004. The increase of $1,834,615, or 42.3%, was primarily due to increases in salaries and employee benefit expenses, occupancy expenses, data processing and other outside services, advertising and marketing related expenses, furniture and equipment expenses and other expenses.

Salaries and benefits increased by $1,184,856 or 48.5% as a result of staffing growth related to the addition of the Lutherville mortgage operation as well as staffing to increase marketing efforts, manage the growth of the loan and deposit portfolios and support increased operational volume. Occupancy expenses increased by $108,316, or 34.7%, due in part to scheduled rent increases and increased rental expenses associated with new space obtained to facilitate the expansion of the Company's corporate offices and to accommodate the new Lutherville mortgage lending group.

The $73,330, or 12.6%, increase in data processing and other outside services resulted from increased data and item processing costs paid to external service providers. The costs include one-time expenses of approximately $45,000 incurred in conjunction with the Bank's planned change of core processors that occurred in May 2005, approximately $24,000 of recruiting fees paid to hire additional staff, and approximately $8,000 of systems support costs incurred to facilitate network infrastructure changes required for a bank processing system upgrade. The costs associated with purchasing additional hardware and software to support increased staffing were offset by savings on the new core processing contract, which provides for lower unit costs on a volume driven pricing structure.

The $48,585, or 19.0%, increase in furniture and equipment expenses is related to increased costs associated with expanded staffing and facilities. Advertising and marketing related expenses increased $233,245, or 109.9%, which was related to an increase in the number of marketing events conducted and the number of business development professionals as well as a total of $125,000 increase in funds set aside for charitable contributions to the Baltimore Community Foundation Donor Advised Fund and the Community Foundation of the Eastern Shore Donor Advised Fund established by the Bank. The increase of $186,283, or 35.1%, in all other expenses relates to various costs associated with the increased size and complexity of the Company.

The banking industry utilizes the "efficiency ratio" as a key measure of expense management and overall operating efficiency. This ratio is computed by dividing non-interest expense by the sum of net interest income before the loan loss provision and non-interest income. The Company's efficiency ratio was 65.4% for the year ended December 31, 2005 compared to 76.1% for the year ending December 31, 2004. The improved ratio from the prior year was driven by strong revenue growth and prudent management of the Company's cost structure.

Management's Discussion and Analysis *(continued)*

The rate of increase in non-interest expenses is substantially less than the 68.4% increase in net interest income for the year ended December 31, 2005 as compared to the year ended December 31, 2004. Management believes this indicates that the Company is continuing to effectively leverage its cost structure to generate profitable growth. While management expects that the ongoing growth of the Company's customer base will continue to require additional staffing in order to appropriately service customers and manage the business effectively, management believes that additional growth in the customer base can continue to be accomplished without proportionate increases in these costs.

Substantially all of the occupancy costs are paid to directors of Bay National Corporation or entities controlled by directors of Bay National Corporation. Management believes that the terms of these leases are at least as favorable as could be obtained from independent third parties. However, management has not conducted a recent market analysis to confirm this fact. For a discussion of the terms of the leases with these persons, see "Item 12 – Certain Relationships and Related Transactions."

2004 compared to 2003

Non-interest expense for the year ended December 31, 2004 totaled $4,336,342 compared to $3,786,024 for the year ended December 31, 2003. The increase of $550,318, or 14.54%, was primarily due to increases in salaries and employee benefit expenses, occupancy expenses, data processing and other outside services, furniture and equipment expenses and other expenses.

Salaries and benefits increased by $327,423 or 15.48% as a result of staffing growth initiated to increase marketing efforts, manage the growth of the loan and deposit portfolios and support increased operational volume. Occupancy expenses increased by $52,831, or 20.34% due in part to scheduled rent increases as well as a reduction in sublease income of approximately $10,900 due to expansion of the Company's corporate office into previously sublet space and $20,400 of rental expenses associated with new space obtained to facilitate the expansion of the Company's corporate offices. The $45,963, or 8.57%, increase in data processing and other outside services resulted from increased data and item processing costs paid to external service providers. These costs are volume-driven based upon the number of customer accounts and related transaction volume. As a result, these costs increase with the growth of the Company. The $40,293, or 18.72%, increase in furniture and equipment expenses is related to increased costs associated with expanded staffing and facilities. The increase of $83,808, or 12.71%, in all other expenses relates to various costs associated with the increased size and complexity of the Company.

The Company's efficiency ratio was 76.10% for the year ended December 31, 2004 compared to 89.96% for the year ending December 31, 2003. The improved ratio from the prior year was driven by strong revenue growth and prudent management of the Company's cost structure.

INCOME TAXES

For the year ended December 31, 2005, the Company will be required to pay income taxes for the first time in its brief history. The Company incurred a current income tax liability of $428,000 for the year ended December 31, 2005.

For financial reporting purposes, taxable income for the years ended December 31, 2004 and 2003 was offset by the Company's net operating loss carryforwards available in those years. The 2005 liability was offset by the recognition of a deferred tax asset of $1,083,000, resulting in a net tax benefit of $655,000 for the year ended December 31, 2005.

Management's Discussion and Analysis *(continued)*

The use of the net operating loss carryforward and the recognition of net deferred income tax assets had a positive effect on 2005 earnings. In subsequent periods, the Company will begin to record income tax expense at the statutory rate. Prior to 2005, the Company had not recorded any income tax expense or benefit. Recognizing income tax expense in future periods will have a detrimental effect on reported earnings.

At December 31, 2005, the Company continues to have approximately $886,000 of Maryland net operating loss carryforwards (a possible net tax benefit on $62,000) for the unconsolidated state tax return for Bay National Corporation. Unless Bay National Corporation generates income from its own operations (i.e., unrelated to Bay National Bank), these operating loss carryforwards will expire in 2019 and 2020.

Financial Condition

COMPOSITION OF THE BALANCE SHEET

Total assets of the Company were $209,966,335 as of December 31, 2005, compared to total assets of $170,763,474 as of December 31, 2004. This represents growth of approximately $39.2 million, or 23%, since December 31, 2004. The growth in assets was funded by growth in deposits, earnings and issuance of $8.0 million in subordinated debt. Deposits at December 31, 2005 were $182,573,086 as compared to deposits of $153,927,042 at December 31, 2004. Deposit growth resulted from the marketing efforts of officers and directors of the Bank and the use of two Internet based listing services for certificates of deposit. Management has set the interest rates paid on deposits to be competitive in the market and has continued to increase marketing activities throughout the year.

As of December 31, 2005, loans including loans held for sale (net of a $3,000,000 allowance for credit losses), totaled $196,589,961. This represents an increase of $47,373,362, or 31.7%, from December 31, 2004. The composition of the loan portfolio as of December 31, 2005 was approximately $75.6 million of commercial loans (excluding real estate loans), $2.9 million of consumer loans and $103.6 million of real estate loans excluding $17,509,064 of mortgage loans held for sale. The composition of the loan portfolio as of December 31, 2004 was approximately $73.8 million of commercial loans (excluding real estate loans), $2.2 million of consumer loans and $65.4 million of real estate loans excluding $9,613,162 of mortgage loans held for sale. Growth in the loan portfolio is a direct result of the addition of the Lutherville mortgage group as well as the marketing efforts of bank employees, members of the Board of Directors and the Baltimore and Salisbury Advisory Boards. The mix of loans shifted to a higher concentration in real estate as a result of the Lutherville mortgage group's production and the strength of the overall real estate market.

The Company continues to emphasize prudent growth through the hiring of experienced commercial lenders and the development and use of referral sources including accountants, lawyers and existing customers, as well as members of the Board of Directors and the Baltimore and Salisbury Advisory Boards.

Funds not extended in loans are held in cash and due from banks, and various investments including federal funds sold and other overnight investments, United States Treasury securities, Federal Reserve Bank stock and Federal Home Loan Bank stock. These investments totaled $9,828,447 as of December 31, 2005 compared to $20,212,538 as of December 31, 2004. Other than the investments in Federal Reserve Bank stock and Federal Home Loan Bank stock, totaling $794,440 and $556,090 at December 31, 2005 and 2004, respectively, all investments have maturities of 90 days or less. The Treasury securities are used to collateralize repurchase agreements which are classified as short-term borrowings under which $916,158 and $1,381,000 were outstanding as of December 31, 2005 and December 31, 2004, respectively. Management has made a decision to maintain liquidity in the investment portfolio in order to ensure that funds are readily available to fund the growth of the loan portfolio.

Management's Discussion and Analysis *(continued)*

As of December 31, 2004, the Company had borrowed $1,250,000 under a $5 million, three-year unsecured non-revolving credit facility executed on September 28, 2004 with another financial institution. Borrowings under the credit facility were used to provide regulatory capital to the Bank. The loan bore interest at the prime rate as offered by the financial institution. On December 12, 2005, the Company used $2.2 million of proceeds from the private placement of $8 million of fixed interest rate trust preferred securities to repay in full the amount outstanding under its credit facility with this financial institution. The trust preferred securities bear interest at a rate of 7.2% and mature on February 23, 2036. These securities are redeemable at the Company's option at par beginning on February 23, 2011. The remaining proceeds will be used for general corporate purposes including supporting asset growth.

Total capital at December 31, 2005 was $16,214,078 as compared to $13,418,764 at December 31, 2004. The increase in capital is primarily a result of the positive operating results for the year ended December 31, 2005.

COMPOSITION OF LOAN PORTFOLIO

Because yields on loans typically exceed the yields on investments, the Company's business strategy is to continue to increase the overall level of loans, as well as maintain a relatively high percentage of loans to total earning assets. Increasing loans and loans as a percentage of total earning assets will maximize the net interest margin. As of December 31, 2005 and 2004, loans represented 95.98% and 89.19% of total earning assets, respectively.

The following table sets forth the composition of the principal balances of the Company's loan portfolio as of December 31, 2005, 2004, 2003, 2002, and 2001, respectively.

	2005	2004	2003	2002	2001
Real Estate – Home Equity Line of Credit	$ 21,067,964	$ 24,548,506	$ 16,078,166	$ 9,960,943	$ 5,641,198
Real Estate – Construction	25,719,603	12,968,251	8,101,017	3,700,389	2,230,067
Real Estate – Mortgage	56,757,096	27,854,130	13,687,709	7,816,997	2,448,595
Loans Held for Sale	17,509,064	9,613,162	923,825	2,818,500	682,000
Commercial	75,626,825	73,836,994	61,868,002	42,566,165	23,488,566
Consumer	2,909,409	2,205,556	1,657,081	4,033,767	2,053,629
Total Loans	$ 199,589,961	$ 151,026,599	$ 102,315,800	$ 70,896,761	$ 36,544,055

The following table sets forth the percentages of loans in each category for the Company's loan portfolio as of December 31, 2005, 2004, 2003, 2002, and 2001, respectively.

	2005	2004	2003	2002	2001
Real Estate – Home Equity Line of Credit	10.55%	16.25%	15.71%	14.05%	15.44%
Real Estate – Construction	12.89	8.59	7.92	5.22	6.10
Real Estate – Mortgage	28.44	18.44	13.38	11.03	6.70
Loans Held for Sale	8.77	6.37	.90	3.97	1.87
Commercial	37.89	48.89	60.47	60.04	64.27
Consumer	1.46	1.46	1.62	5.69	5.62
Total Loans	100.00%	100.00%	100.00%	100.00%	100.00%

Management's Discussion and Analysis *(continued)*

The following table sets forth the maturity distribution for the Company's loan portfolio at December 31, 2005. Some of the loans may be renewed or repaid prior to maturity. Therefore, the following table should not be used as a forecast of future cash flows.

	Within one year	One to three years	Three to five years	Over five years
Real Estate – Home Equity Line of Credit	$ 21,067,964	$ -	$ -	$ -
Real Estate – Construction	22,692,415	3,027,188	-	-
Real Estate – Mortgage	44,345,737	5,434,758	6,161,436	815,165
Loans Held for Sale	17,509,064	-	-	-
Commercial	62,423,877	8,406,625	4,619,805	176,518
Consumer	2,796,489	101,441	11,479	-
Total	$ 170,835,546	$ 16,970,012	$ 10,792,720	$ 991,683
Fixed interest rate	$ 37,968,824	$ 16,970,012	$ 10,792,720	$ 991,683
Variable interest rate	115,357,658	-	-	-
Loans Held for Sale	17,509,064	-	-	-
Total	$ 170,835,546	$ 16,970,012	$ 10,792,720	$ 991,683

The scheduled repayments as shown above are reported in the maturity category in which the payment is due, except for the adjustable rate loans, which are reported in the period of repricing.

The Company's loan portfolio composition as of December 31, 2005 reflects a 57.80% concentration in variable rate loans. Loans held for sale total $17,509,064 or 10.25% of the Company's loan portfolio. Fixed rate loans total $66,723,239 or 33.43% of the Company's loan portfolio. Interest rates on variable rate loans adjust to the current interest rate environment, whereas fixed rates do not allow this flexibility. Loans held for sale are expected to be sold in three months or less and as a result are not materially impacted by interest rate fluctuations. If interest rates were to increase in the future, the interest earned on the variable rate loans would improve, and, if rates were to fall, the interest earned would decline. See "Liquidity and Interest Rate Sensitivity."

The officers and directors of the Company had outstanding loans from the Bank of $8,059,647 at December 31, 2005 and $5,828,095 at December 31, 2004. All loans made to officers and directors are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unaffiliated third parties and do not involve more than the normal risk of repayment or present other unfavorable features.

ALLOWANCE FOR CREDIT LOSSES AND CREDIT RISK MANAGEMENT

Originating loans involves a degree of risk that credit losses will occur in varying amounts according to, among other factors, the type of loans being made, the credit-worthiness of the borrowers over the term of the loans, the quality of the collateral for the loan, if any, as well as general economic conditions. The Company charges the provision for credit losses to earnings to maintain the total allowance for credit losses at a level considered by management to represent its best estimate of the losses known and inherent in the portfolio that are both probable and reasonable to estimate, based on, among other factors, prior loss experience, volume and type of lending conducted, estimated value of any underlying collateral, economic conditions (particularly as such conditions relate to the Company's market area), regulatory guidance, peer statistics, management's judgment, past due loans in the loan portfolio, loan charge off experience and concentrations of risk (if any). The Company charges losses on loans against the allowance when it is believed that collection of loan principal is unlikely. Recoveries on loans previously charged off are added back to the allowance.

Management's Discussion and Analysis *(continued)*

Management uses a loan grading system where all loans are graded based on management's evaluation of the risk associated with each loan. A factor, based on the loan grading, is applied to the loan balance to reserve for potential losses. In addition, management judgmentally establishes an additional nonspecific reserve. The nonspecific portion of the allowance reflects management's estimate of probable inherent but undetected losses within the portfolio due to uncertainties in economic conditions, delays in obtaining information, including unfavorable information about a borrower's financial condition, the difficulty in identifying triggering events that correlate perfectly to subsequent loss rates and risk factors that have not yet manifested themselves in loss allocation factors.

The reserve factors used are based on management's judgment as to appropriate reserve percentages for various categories of loans, and adjusts those values based on the following: historical losses in each category, historical and current delinquency in each category, underwriting standards in each category, comparison of losses and delinquencies to peer group performance and an assessment of the likely impact of economic and other external conditions on the performance of each category.

A test of the adequacy of the allowance for credit losses is performed and reported to the Board of Directors on a monthly basis. Management uses the information available to make a determination with respect to the allowance for credit losses, recognizing that the determination is inherently subjective and that future adjustments may be necessary depending upon, among other factors, a change in economic conditions of specific borrowers or generally in the economy and new information that becomes available. However, there are no assurances that the allowance for credit losses will be sufficient to absorb losses on nonperforming assets or that the allowance will be sufficient to cover losses on nonperforming assets in the future.

The allowance for credit losses as of December 31, 2005 and December 31, 2004 was $3,000,000 and $1,810,000, respectively. The amount equates to 1.50% and 1.20% of outstanding loans, including loans held for sale, as of December 31, 2005 and 2004, respectively. The increased percentage was due to the fact that the Company established a reserve of approximately $88,000 against loans held for sale to reflect the additional risk associated with loans originated through a third party mortgage company and an additional $500,000 provision established in the fourth quarter of 2005 as a result of the downgrading of one credit. Bay National Corporation has no exposure to foreign countries or foreign borrowers. Management believes that the allowance for loan losses is adequate for each period presented.

The following table represents an analysis of the activity in the allowance for credit losses for the periods presented:

	2005	2004	2003	2002	2001
Balance at beginning of year	$ 1,810,000	$ 1,266,500	$ 851,500	$ 447,000	$ 70,000
Provision for credit losses	1,178,866	559,596	415,000	404,500	377,000
Loan charge-offs					
Commercial	-	(15,222)	-	-	-
Consumer	-	(2,134)	-	-	-
Loan recoveries					
Commercial	11,134	1,260	-	-	-
Net recoveries (charge-offs)	11,134	(16,096)	-	-	-
Balance at end of year	$ 3,000,000	$ 1,810,000	$ 1,266,500	$ 851,500	$ 447,000

Management's Discussion and Analysis *(continued)*

The following table presents the allocation of the allowance for credit losses, reflecting use of the methodology presented above for the periods presented:

	Amount				
	2005	2004	2003	2002	2001
Real Estate – Home Equity Line of Credit	$ 106,986	$ 122,918	$ 80,370	$ 52,720	$ 30,987
Real Estate – Construction	347,092	150,346	86,252	33,961	23,551
Real Estate – Mortgage	306,577	179,798	133,109	84,548	27,069
Loans Held for Sale	87,545	48,066	-	-	-
Commercial	2,046,219	1,279,472	954,623	626,699	244,308
Consumer	10,275	11,032	10,324	26,256	8,811
Unallocated	95,306	18,368	1,822	27,316	112,274
Total Allowance	$ 3,000,000	$ 1,810,000	$ 1,266,500	$ 851,500	$ 447,000

The unallocated portion of the allowance for credit losses increased in 2005. This occurred because the Company calculates an overall reserve level while the underlying portfolio experienced a moderate shift in the mix of loans by risk grade. The shift in the mix of loans by risk grade is a normal result of the addition of new loans, the decrease in balances of more mature loans and the ongoing reassessment of all loans.

The following table sets forth the percentages of loans in each category for the Company's loan portfolio as of December 31, 2005, 2004, 2003, 2002, and 2001, respectively.

	2005	2004	2003	2002	2001
Real Estate – Home Equity Line of Credit	10.55%	16.25%	15.71%	14.05%	15.44 %
Real Estate – Construction	12.89	8.59	7.92	5.22	6.10
Real Estate – Mortgage	28.44	18.44	13.38	11.03	6.70
Loans Held for Sale	8.77	6.37	.90	3.97	1.87
Commercial	37.89	48.89	60.47	60.04	64.27
Consumer	1.46	1.46	1.62	5.69	5.62
Total Loans	100.00%	100.00%	100.00%	100.00%	100.00 %

Management's Discussion and Analysis *(continued)*

NONPERFORMING LOANS AND OTHER DELINQUENT ASSETS

Management performs reviews of all delinquent loans. Management will generally classify loans as non-accrual when collection of full principal and interest under the original terms of the loan is not expected or payment of principal or interest has become 90 days past due. Classifying a loan as non-accrual results in the Company no longer accruing interest on such loan and reversing any interest previously accrued but not collected. A non-accrual loan may be restored to accrual status when delinquent principal and interest payments are brought current and future monthly principal and interest payments are expected to be collected. The Company will recognize interest on non-accrual loans only when received. As of December 31, 2005 and 2004, the Company did not have any non-accrual loans.

Any property acquired by the Company as a result of foreclosure on a mortgage loan will be classified as "real estate owned" and will be recorded at the lower of the unpaid principal balance or fair value at the date of acquisition and subsequently carried at the lower of cost or net realizable value. Any required write-down of the loan to its net realizable value will be charged against the allowance for credit losses. Upon foreclosure, the Company generally will require an appraisal of the property and, thereafter, appraisals of the property on at least an annual basis with external inspections on at least a quarterly basis. As of December 31, 2005, and December 31, 2004, the Company held no real estate acquired as a result of foreclosure.

The Company applies the provisions of Statements of Financial Accounting Standards No. 114 ("SFAS No. 114"), "Accounting by Creditors for Impairment of a Loan," as amended by Statements of Financial Accounting Standards No. 118 ("SFAS No. 118"), "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosure." SFAS No. 114 and SFAS No. 118 require that impaired loans, which consist of all modified loans and other loans for which collection of all contractual principal and interest is not probable, be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. If the measure of the impaired loan is less than the recorded investment in the loan, an impairment is recognized through a valuation allowance and corresponding provision for credit losses. The Company considers consumer loans as homogenous loans and thus does not apply the SFAS No. 114 impairment test to these loans. Impaired loans will be written off when collection of the loan is doubtful.

The Company had no impaired loans as of December 31, 2004, 2003, 2002 and 2001, respectively. As of December 31, 2005, the Company, based on information obtained subsequent to year-end, deemed loans to one borrower, with a net principal balance of $1,708,874, as impaired due to the obligor's financial difficulties. Accordingly, a $500,000 provision against the allowance for credit losses was established in the fourth quarter of 2005 for the downgrading of this credit. A loan to this borrower, with a net principal balance of $1,238,041, was classified as non-accrual as of January 1, 2006, the amount of accrued interest being considered immaterial. The Company has subsequently received approximately $537,000 that was applied against this loan and full payment on a related loan, resulting in a net principal balance of $700,237. Collection of the remainder is uncertain. Management believes that the allowance for credit losses is adequate.

INVESTMENT PORTFOLIO

The Company has chosen to invest its available funds primarily in federal funds sold and other overnight investments. As a result, investment securities as of December 31, 2005, consisted of $452,340 of Federal Reserve Bank stock, $342,100 of Federal Home Loan Bank stock and $1,540,386 of U.S. Treasury securities which mature within three months. Investment securities for the year ended December 31, 2004, consisted of $312,690 of Federal Reserve Bank stock, $243,400 of Federal Home Loan Bank stock and $1,544,496 of U.S. Treasury securities which matured within three months. Investment securities for the year ended December 31, 2003 consisted of $312,690 of Federal Reserve Bank stock, $168,400 of Federal Home Loan Bank stock and $1,547,798 of U.S. Treasury securities which matured within three months.

Management's Discussion and Analysis *(continued)*

Management has made the decision to maintain its available funds in highly liquid assets because it wishes to ensure that funds are readily available to fund the growth of the loan portfolio. Management believes that this strategy will allow the Company to maximize interest margins while maintaining appropriate levels of liquidity to fund loan growth.

SOURCES OF FUNDS

General

Deposits, short-term borrowings in the form of repurchase agreements, short-term borrowings under secured and unsecured lines of credit, borrowings under the subordinated debt, scheduled amortization and prepayment of loans, funds provided by operations and capital are the current sources of funds utilized by the Company for lending and investment activities, and other general business purposes.

Deposits

The Company offers a variety of deposit products having a range of interest rates and terms. The Company's deposits consist of checking accounts, savings accounts, money market accounts and certificates of deposit.

The following table sets forth the composition of the Company's deposits as of December 31, 2005 and December 31, 2004:

	2005		2004	
Demand Deposits	$ 61,057,678	33.44%	$ 52,121,451	33.86%
Savings	9,215,092	5.05	5,255,422	3.41
Money Market and sweep	19,411,421	10.63	28,304,367	18.39
Certificates of deposit	92,888,895	50.88	68,245,802	44.34
Total deposits	$ 182,573,086	100.00%	$ 153,927,042	100.00%

The mix of deposits has remained relatively steady from year to year. The decrease in the percentage of deposits represented by money market and sweep accounts is due primarily to a decrease in balances held for one large customer, as well as movement of funds to certificates of deposit as depositors seek higher yields.

Of the total deposits at December 31, 2005, $12.0 million, or 6.56%, were related to two customers in one industry and a third customer in another industry as compared to $16.6 million, or 10.79%, at December 31, 2004. The deposits for these customers tend to fluctuate significantly; as a result, management monitors these deposits on a daily basis to ensure that liquidity levels are adequate to compensate for these fluctuations.

Management's Discussion and Analysis *(continued)*

The following table sets forth the maturity distribution for the Company's deposits at December 31, 2005. Some of the deposits may be renewed or withdrawn prior to maturity. Therefore, the following table should not be used as a forecast of future cash flows.

	Within one year	One to three years	Three to five years	Over five years
Demand deposits	$ 61,057,678	$ -	$ -	$ -
Savings	9,215,092	-	-	-
Money Market and sweep	19,411,421	-	-	-
Certificates of deposit	49,419,719	26,427,778	17,041,398	-
Total	$ 139,103,910	$ 26,427,778	$ 17,041,398	$ -

Certificates of deposit in amounts of $100,000 or more, and their remaining maturities at December 31, 2005, are as follows:

Three months or less	$ 4,374,777
Over three months through six months	11,163,966
Over six months through twelve months	6,400,569
Over twelve months	15,072,324
Total	$ 37,011,636

The market in which the Company operates is very competitive and the rates of interest paid on deposits are affected by rates paid by other depository institutions. Management closely monitors rates offered by other institutions and seeks to be competitive within the market. The Company has chosen to selectively compete for large certificates of deposits. The Company will choose to pursue such deposits when expected loan growth provides for adequate spreads to support the cost of those funds. As of December 31, 2005, the Company had outstanding certificates of deposit of approximately $33.8 million that were obtained through the listing of certificate of deposit rates on two Internet-based listing services. These certificates of deposit were issued with an average yield of 4.10% and an average term of 28 months. Included in the $33.8 million of Internet-originated certificates of deposit is one certificate of deposit in the amount of $97,296 that has been classified as a "Brokered Deposit" for bank regulatory purposes. This "Brokered Deposit" was issued with a yield of 2.75% and matures in October 2006. As of December 31, 2004, the total certificates of deposit obtained through the listing of certificate of deposit rates on the Internet-based listing services was approximately $29 million, of which $394,666 were classified as "Brokered Deposits." The Company has never paid broker fees for deposits and has not accepted any new "Brokered Deposits" since August 2002.

Core deposits, which management categorizes as all deposits other than national market certificates of deposit and all but $5.0 million of deposits from the three large customers described above (which management considers to be a stable deposit amount from these customers based upon historical trends), stood at $141,825,926 as of December 31, 2005, up 25.05% from $113,412,507 as of December 31, 2004. Core deposits are closely monitored by management because they consider such deposits not only a relatively stable source of funding but also reflective of the growth of commercial and consumer depository relationships.

Borrowings

On September 28, 2004, the Company entered into a five million, three year unsecured non-revolving credit facility with Drovers Bank of York, Pennsylvania, a division of Fulton Bank. The loan paid interest at the prime rate as offered by Drovers Bank. The credit facility was scheduled to expire on September 28, 2007, at which time all outstanding amounts under the credit facility, including accrued but unpaid interest, would have become due and payable. The Company had the option to repay interest and principal under the credit facility at any time without premium or penalty.

In December 2005, the Company used $2.2 million of the proceeds from the private placement of $8 million of fixed interest rate trust preferred securities to repay in full the amount outstanding under its credit facility with Drovers Bank as further described below.

On December 12, 2005, the Company participated in a private placement of $8 million of fixed interest rate trust preferred securities (the "Trust Preferred Securities"), through a newly formed Delaware trust subsidiary, Bay National Capital Trust I (the "Trust"). The Trust was formed for the purpose of issuing the Trust Preferred Securities and all of its common securities are owned by the Company. The Company purchased the common securities from the Trust for $248,000. In accordance with provisions of FIN46, the financial position and results of operations are not included in the Company's consolidated financial position and results of operations.

The Trust used the proceeds of the sale of the Trust Preferred Securities and common securities to purchase from the Company the aggregate principal amount of $8,248,000 of the Company's Fixed Rate Junior Subordinated Debt Securities Due 2036 (the "Debt Securities"). Like the Trust Preferred Securities, the Debt Securities bear interest at the fixed annual rate of 7.20% until maturity. The interest expense on Trust Preferred Securities was $28,108 in 2005. The Debt Securities mature on February 23, 2036, but may be redeemed at the Company's option at any time on any February 23, May 23, August 23 or November 23 on or after February 23, 2011, or at any time upon certain events, such as a change in the regulatory capital treatment of Debt Securities, the Trust being deemed to be an "investment company" under the Investment Company Act of 1940, as amended, or the occurrence of certain adverse tax events. Except upon the occurrence of the events described above, which require a redemption premium for redemptions prior to February 23, 2011, the Company may redeem the Debt Securities at their aggregate principal amount, plus accrued interest, if any.

The Parent is required to retain $1,000,000 of the proceeds from the Debt Securities for general corporate purposes (which may include making interest payments on the Debt Securities) until the earlier of (i) the date on which the retained funds are reduced to zero, or (ii) the date on which Bay National Bank (or any successor) meets the statutory requirements to pay dividends of at least $148,464 for each of two consecutive quarters with positive retained earnings remaining after any such dividend payment.

The Debt Securities are subordinated to the prior payment of other indebtedness of the Company that, by its terms, are not similarly subordinated. Although the Debt Securities are recorded as a liability on the Company's balance sheet, for regulatory purposes, the Debt Securities are being treated as Tier 1 or Tier 2 capital under regulatory capital guidelines issued by the Federal Reserve Board.

Short-term borrowings as of December 31, 2005 consist of advances under unsecured Federal Funds lines of credit of $528,000 and repurchase agreements collateralized by pledges of U.S. Government Treasury Securities, based upon their market values, equal to 100% of the principal and accrued interest of the repurchase agreements. The outstanding balance of repurchase agreements decreased from $1,381,000 at December 31, 2004 to $916,158 at December 31, 2005, due to decreases in the balance of available funds for customers participating in this program.

Management's Discussion and Analysis *(continued)*

As of December 31, 2005, the Company maintained commitments for a total of $9.0 million of borrowing availability under unsecured Federal Funds lines of credit with three separate financial institutions. The Company also had approximately $21.0 million of borrowing capacity with the Federal Home Loan Bank of Atlanta as of December 31, 2005.

INTEREST RATE SENSITIVITY

The primary objective of asset/liability management is to ensure the steady growth of the Company's primary earnings component, net interest income. Net interest income can fluctuate with significant interest rate movements. To minimize the risk associated with these rate swings, management works to structure the Company's balance sheet so that the ability exists to adjust pricing on interest-earning assets and interest-bearing liabilities in roughly equivalent amounts at approximately the same time intervals. Imbalances in these repricing opportunities at any point in time constitute interest rate sensitivity.

The measurement of the Company's interest rate sensitivity, or "gap," is one of the principal techniques used in asset/liability management. The interest sensitive gap is the dollar difference between assets and liabilities which are subject to interest rate pricing within a given time period, including both floating rate or adjustable rate instruments, and instruments which are approaching maturity.

The following table sets forth the amount of the Company's interest-earning assets and interest-bearing liabilities as of December 31, 2005, which are expected to mature or reprice in each of the time periods shown:

			Maturity or repricing within			
	Amount	Percent of Total	0 to 3 Months	4 to 12 Months	1 to 5 Years	Over 5 Years
Interest-earning assets						
Federal funds sold and other overnight investments	$ 6,032,952	2.90%	$ 6,032,952	$ -	$ -	$ -
Loans held for sale	17,509,064	8.42	17,509,064	-	-	-
Investment securities available for sale	1,540,386	0.74	1,540,386	-	-	-
Loans – Variable rate	115,357,658	55.47	115,357,658	-	-	-
Loans – Fixed rate	66,723,239	32.09	3,978,062	33,990,762	27,762,732	991,683
Other earning assets	794,440	0.38	-	-	-	794,440
Total interest-earning assets	$ 207,957,739	100.00%	$ 144,418,122	$ 33,990,762	$ 27,762,732	$ 1,786,123
Interest-bearing liabilities						
Deposits – Variable rate	$ 62,215,434	37.81%	$ 62,215,434	$ -	$ -	$ -
Deposits – Fixed rate	92,888,895	56.45	8,127,549	41,192,170	43,569,176	-
Short-term borrowings	9,444,158	5.74	1,444,158	-	-	8,000,000
Total interest-bearing liabilities	$ 164,548,486	100.00%	$ 71,787,141	$ 41,192,170	$ 43,569,176	$ 8,000,000
Periodic repricing differences						
Periodic gap			$ 72,630,981	$ (7,201,408)	$ (15,806,444)	$ (6,213,877)
Cumulative gap			$ 72,630,981	$ 65,429,573	$ 49,623,129	$ 43,409,252
Ratio of rate sensitive assets to rate sensitive liabilities			201.18%	82.52%	63.72%	22.33%

Management's Discussion and Analysis *(continued)*

The Company has 66.79% of its interest-earning assets and 38.69% of its interest-bearing liabilities in variable rate balances. The excess of interest-earning assets over interest-bearing liabilities of $65,429,573 in the categories of items maturing or repricing within 12 months comprises the majority of the overall gap. This gap is generally reflective of the Company's emphasis on originating variable rate loans and the demand in the market for higher yielding fixed rate deposits. This analysis indicates that the Company generally will benefit from rising market rates of interest. However, since all interest rates and yields do not adjust at the same pace, the gap is only a general indicator of interest rate sensitivity. The analysis of the Company's interest-earning assets and interest-bearing liabilities presents only a static view of the timing of maturities and repricing opportunities, without taking into consideration the fact that changes in interest rates do not affect all assets and liabilities equally. Net interest income may be affected by other significant factors in a given interest rate environment, including changes in the volume and mix of interest-earning assets and interest-bearing liabilities.

Management constantly monitors and manages the structure of the Company's balance sheet, seeks to control interest rate exposure and evaluate pricing strategies. Strategies to better match maturities of interest-earning assets and interest-bearing liabilities include structuring loans with rate floors and ceilings on variable rate notes and by providing for repricing opportunities on fixed rate notes. Management believes that a lending strategy focusing on variable rate loans and short-term fixed rate loans will best facilitate the goal of minimizing interest rate risk. However, management will opportunistically enter into longer term fixed rate loans and/or investments when, in management's judgment, rates adequately compensate the Company for the interest rate risk. The Company's current investment concentration in federal funds sold and other overnight investments provides the most flexibility and control over rate sensitivity since it generally can be restructured more quickly than the loan portfolio. On the liability side, deposit products can be restructured so as to offer incentives to attain the maturity distribution desired although competitive factors sometimes make control over deposit maturity difficult.

In theory, maintaining a nominal level of interest rate sensitivity can diminish interest rate risk. In practice, this is made difficult by a number of factors, including cyclical variation in loan demand, different impacts on interest sensitive assets and liabilities when interest rates change and the availability of funding sources. Management generally attempts to maintain a balance between rate-sensitive assets and liabilities as the exposure period is lengthened to minimize the overall interest rate risk to the Company.

LIQUIDITY

The Company's overall asset/liability strategy takes into account the need to maintain adequate liquidity to fund asset growth and deposit runoff. Management monitors the liquidity position daily.

The Company's primary sources of funds are deposits, short-term borrowings in the form of repurchase agreements, borrowings under the Federal funds and Federal Home Loan Bank credit facilities, scheduled amortization and prepayment of loans, funds provided by operations and capital. While scheduled principal repayments on loans are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by market interest rates, economic conditions, and rates offered by our competition.

The Company's most liquid assets are cash and assets that can be readily converted into cash, including investment securities maturing within one year. As of December 31, 2005, the Company had $1,460,669 in cash and due from banks, $6,032,952 in federal funds sold and other overnight investments and $1,540,386 in three-month U.S. Treasury Securities. As of December 31, 2004, the Company had $1,403,424 in cash and due from banks, $16,708,528 in federal funds sold and other overnight investments and $1,544,496 in three-month U.S. Treasury Securities.

The decline in the overall level of liquid assets is the result of an ongoing effort by management to maximize net interest margins by utilizing liquidity to fund loans. This is made possible by preserving available liquidity in the Federal funds and Federal Home Loan Bank credit facilities. Growth in the Company's loan portfolio, without corresponding growth in deposits, would reduce liquidity, as would reductions in the level of customer deposits.

Management's Discussion and Analysis *(continued)*

During 2005, the Company maintained commitments for a total of $9.0 million of borrowing availability under unsecured Federal funds lines of credit with three separate financial institutions. The Company also has approximately $21 million of borrowing capacity with the Federal Home Loan Bank of Atlanta as of December 31, 2005. These credit facilities can be used in conjunction with the normal deposit strategies, which include pricing changes to increase deposits as necessary. From time to time, the Company may sell or participate out loans to create additional liquidity as required.

The Company has sufficient liquidity to meet its loan commitments as well as fluctuations in deposits. The Company will seek to retain maturing certificates of deposit, when necessary, by offering competitive rates.

Management is not aware of any known trends, events or uncertainties that will have or are reasonably likely to have a material effect on our liquidity, capital or operations, nor are we aware of any current recommendation by regulatory authorities, which if implemented, would have a material effect on liquidity, capital or operations.

CONTRACTUAL OBLIGATIONS, COMMITMENTS, CONTINGENT LIABILITIES, AND OFF-BALANCE SHEET ARRANGEMENTS

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business. These financial instruments primarily include commitments to extend credit, lines of credit and standby letters of credit. The Company uses these financial instruments to meet the financing needs of its customers. These financial instruments involve, to varying degrees, elements of credit, interest rate and liquidity risk. In addition, the Company also has operating lease obligations and purchase commitments.

Outstanding loan commitments and lines and letters of credit at December 31 of 2005 and 2004 are as follows:

	2005	2004
Loan commitments	$ 21,577,585	$ 9,867,893
Unused lines of credit	41,317,927	40,423,986
Letters of credit	2,754,383	1,578,379

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have interest rates fixed at current market amounts, fixed expiration dates or other termination clauses and may require payment of a fee. Unused lines of credit represent the unused portion of lines of credit previously extended and available to the customer as long as there is no violation of any contractual condition. These lines generally have variable interest rates. Since many of the commitments are expected to expire without being drawn upon, and since it is unlikely that customers will draw upon their line of credit in full at any time, the total commitment amount or line of credit amount does not necessarily represent future cash requirements. The Company is not aware of any loss it would incur by funding its commitments or lines of credit.

Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. The Company's exposure to credit loss in the event of nonperformance by the customer is the contract amount of the commitment.

In general, loan commitments, lines of credit and letters of credit are made on the same terms, including with respect to collateral, as outstanding loans. Each customer's credit-worthiness and the collateral required are evaluated on a case-by-case basis.

The increase in the overall level of loan commitments and unused lines of credit as of December 31, 2005 as compared to loan commitments and unused lines of credit as of December 31, 2004, is a direct result of the same marketing activities that resulted in the 32.2% increase in outstanding loans.

The Company has various financial obligations, including contractual obligations and commitments that may require future cash payments.

Management's Discussion and Analysis *(continued)*

The following table presents, as of December 31, 2005, significant fixed and determinable contractual obligations to third parties by payment date.

	Within one year	One to three years	Three to five years	Over five years
Deposits without a stated maturity(a)	$ 89,689,099	$ -	$ -	$ -
Certificates of deposit(a)	49,776,317	26,427,778	17,041,398	-
Other borrowings	1,444,158	-	-	8,000,000
Operating leases	375,073	781,740	461,745	-
Purchase obligations	313,732	362,166	301,805	-
Total	$ 141,598,379	$ 27,571,684	$ 17,804,948	$ 8,000,000

(a) Includes accrued interest payable.

The Company's operating lease obligations represent short and long-term lease and rental payments for facilities. Purchase obligations represent estimated obligations under agreements to purchase goods or services that are enforceable and legally binding on the Company. The purchase obligation amounts presented above primarily relate to estimated obligations under data and item processing contracts and accounts payable for goods and services received through December 31, 2005.

CAPITAL RESOURCES

The Company had stockholders' equity at December 31, 2005 of $16,214,078 as compared to $13,418,764 at December 31, 2004. The increase in capital is a result of the positive operating results. The Company has declared no cash dividends since its inception.

Banking regulatory authorities have implemented strict capital guidelines directly related to the credit risk associated with an institution's assets. Banks and bank holding companies are required to maintain capital levels based on their "risk adjusted" assets so that categories of assets with higher "defined" credit risks will require more capital support than assets with lower risks. The Bank has exceeded its capital adequacy requirements to date.

Banking regulations also limit the amount of dividends that may be paid without prior approval of the Bank's regulatory agencies. Regulatory approval is required to pay dividends that exceed the Bank's net profits for the current year plus its retained net profits for the preceding two years. The Bank could not have paid dividends to the Company without approval from bank regulatory agencies at December 31, 2005.

Management's Discussion and Analysis *(continued)*

The tables below present the Bank's capital position relative to its various minimum regulatory capital requirements as of December 31, 2005, and 2004. For a discussion of these capital requirements, see "Item 1 Description of Business - Supervision and Regulation - Bay National Bank - Capital Adequacy Guidelines."

December 31, 2004

	Actual		For Capital Adequacy Purpose		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
Total Capital (to Risk Weighted Assets):	$ 21,668,568	10.21%	$ 16,675,000	8.00%	$ 20,843,000	10.00%
Tier I Capital (to Risk Weighted Assets):	18,668,568	8.96%	8,337,000	4.00%	12,506,000	6.00%
Tier I Capital (to Average Assets):	18,668,568	9.15%	6,124,000	3.00%	10,206,000	5.00%

December 31, 2003

	Actual		For Capital Adequacy Purpose		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
Total Capital (to Risk Weighted Assets):	$ 16,242,797	10.32%	$ 12,592,000	8.00%	$ 15,740,000	10.00%
Tier I Capital (to Risk Weighted Assets):	14,432,797	9.17%	6,296,000	4.00%	9,444,000	6.00%
Tier I Capital (to Average Assets):	14,432,797	8.98%	4,821,000	3.00%	8,034,000	5.00%

Impact of Inflation and Changing Prices

The consolidated financial statements and notes thereto presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all the assets of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Management's Discussion and Analysis *(continued)*

Reconciliation of Non-GAAP Measures

Below is a reconciliation of total deposits to core deposits as of December 31, 2005 and December 31, 2004, respectively:

	December 31, 2005	December 31, 2004
Total deposits	$ 182,573,086	$ 153,927,042
National market certificates of deposit	(33,765,135)	(28,908,592)
Variable balance accounts (3 customers in 2005 and 2004)	(11,982,025)	(16,605,943)
Portion of variable balance accounts considered to be core	5,000,000	5,000,000
Core deposits	$ 141,825,926	$ 113,412,507

Application of Critical Accounting Policies

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and follow general practices within the industries in which it operates. Application of these principles requires management to make estimates, assumptions and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established or when an asset or liability must be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available.

The most significant accounting policies followed by the Company are presented in Note 1 to the consolidated financial statements. These policies, along with the disclosures presented in the other financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions and estimates underlying those amounts, management has identified the determination of the allowance for credit losses as the accounting area that requires the most subjective or complex judgments, and, as such, could be most subject to revision as new information becomes available.

The allowance for credit losses represents management's best estimate of losses known and inherent in the loan portfolio that are both probable and reasonable to estimate, based on, among other factors: prior loss experience of the Company and peer institutions; current economic conditions; review of the ongoing financial conditions of borrowers; and the views of the Company's regulators and the firm that conducts an annual independent loan review. Determining the amount of the allowance for credit losses is considered a critical accounting estimate because it requires significant estimates, assumptions and judgments. The loan portfolio also represents the largest asset type on the consolidated balance sheets.

Management's Discussion and Analysis *(continued)*

The Company uses a loan grading system where loans are graded based on management's evaluation of the risk associated with each loan. A factor, based on the loan grading, is applied to the loan balance to reserve for losses. In addition, management judgmentally establishes an additional nonspecific reserve. The nonspecific portion of the allowance reflects management's estimate of probable inherent but undetected losses within the portfolio due to uncertainties in economic conditions, delays in obtaining information, including unfavorable information about a borrower's financial condition, the difficulty in identifying triggering events that correlate perfectly to subsequent loss rates and risk factors that have not yet manifested themselves in loss allocation factors.

Management has significant discretion in making the judgments inherent in the determination of the provision and allowance for credit losses, including the valuation of collateral and the financial condition of the borrower, and in establishing allowance percentages and risk ratings. The establishment of allowance factors is a continuing exercise and allowance factors may change over time, resulting in an increase or decrease in the amount of the provision or allowance based upon the same volume and classification of loans.

Changes in allowance factors or in management's interpretation of those factors will have a direct impact on the amount of the provision and a corresponding effect on income and assets. Also, errors in management's perception and assessment of the allowance factors could result in the allowance not being adequate to cover losses in the portfolio and may result in additional provisions or charge-offs, which would adversely affect income and capital. For additional information regarding the allowance for loan and lease losses, see the "Provision for Credit Losses and Credit Risk Management" section of this financial review.

Recent Accounting Pronouncements And Developments

In December 2004, the FASB revised SFAS 123, "Accounting for Stock-Based Compensation." SFAS 123R establishes accounting requirements for share-based compensation to employees and carries forward prior guidance on accounting for awards to non-employees. The provisions of this statement will become effective January 1, 2006 for non-accelerated filers for all equity awards vesting after the effective date. SFAS 123R requires an entity to recognize compensation expense based on an estimate of the number of awards expected to actually vest, exclusive of awards expected to be forfeited. At December 31, 2005, the total value of options outstanding and vesting after January 1, 2006 is expected to be approximately $119,000, with $87,000 (before the consideration of income taxes, if any) vesting in the year ending December 31, 2006.

Note 1 to the consolidated financial statements discusses SFAS 123R and other new accounting policies adopted by the Company during 2005 and the expected impact of accounting policies, recently issued or proposed, but not yet required to be adopted. To the extent the adoption of new accounting standards materially affects the Company's financial condition, results of operations or liquidity, the impacts are discussed in the applicable section(s) of this financial review and notes to the consolidated financial statements.

Risk Management

The Board of Directors is the foundation for effective corporate governance and risk management. The Board demands accountability of management, keeps stockholders' and other constituencies' interests in focus and fosters a strong internal control environment. Through its Executive, Asset/Liability and Audit Committees, the Board actively reviews critical risk positions, including market, credit, liquidity and operational risk. The Company's goal in managing risk is to reduce earnings volatility, control exposure to unnecessary risk and ensure appropriate returns for risk assumed. Senior management actively manages risk at the line of business level, supplemented with corporate-level oversight through the Asset/Liability Committee, the internal audit process and quality control functions and other risk management groups within the Company. This risk management structure is designed to uncover risk issues through a systematic process, enabling timely and appropriate action to avoid and mitigate risk. The risk management process establishes risk limits and other measurement systems, with a focus on risk reduction strategies and capital allocation practices.

STEGMAN
& COMPANY
CERTIFIED PUBLIC ACCOUNTANTS AND
MANAGEMENT CONSULTANTS SINCE 1915

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Bay National Corporation

We have audited the accompanying consolidated balance sheets of Bay National Corporation (the "Company") and subsidiary as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bay National Corporation and subsidiary as of December 31, 20045 and 2004, and the results of their operations and cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Stegman + Company

Baltimore, Maryland
January 17, 2006

Suite 200, 405 East Joppa Road Baltimore, Maryland 21286 • 410-823-8000 • 1-800-686-3883 • Fax: 410-296-4815
• www.stegman.com •

Consolidated Balance Sheets

December 31, 2005 and 2004

	2005	2004
ASSETS		
Cash and due from banks	$ 1,460,669	$ 1,403,424
Federal funds sold and other overnight investments	6,032,952	16,708,528
Investment securities available for sale (AFS) - at fair value	1,540,386	1,544,496
Other equity securities	794,440	556,090
Loans held for sale	17,509,064	9,613,162
Loans, net of unearned fees	182,080,897	141,413,437
Total Loans:	199,589,961	151,026,599
Less: Allowance for credit losses	(3,000,000)	(1,810,000)
Loans, net	196,589,961	149,216,599
Premises and equipment, net	746,826	593,583
Accrued interest receivable and other assets	2,801,101	740,754
Total Assets	$ 209,966,335	$ 170,763,474
LIABILITIES		
Non-interest-bearing deposits	$ 27,468,757	$ 20,638,596
Interest-bearing deposits	155,104,329	133,288,446
Total deposits	182,573,086	153,927,042
Short-term borrowings	1,444,158	1,381,000
Note payable	-	1,250,000
Subordinated debt	8,000,000	-
Accrued expenses and other liabilities	1,735,013	786,668
Total Liabilities	193,752,257	157,344,710
STOCKHOLDERS' EQUITY		
Common stock - $.01 par value, authorized: 9,000,000 shares authorized, 1,924,436 and 1,917,710 issued and outstanding as of December 31, 2005 and 2004, respectively:	19,244	19,177
Additional paid in capital	17,451,201	17,400,284
Accumulated deficit	(1,256,367)	(4,000,697)
Total Stockholders' Equity	16,214,078	13,418,764
Total Liabilities and Stockholders' Equity	$ 209,966,335	$ 170,763,474

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

For the years ended December 31, 2005, 2004 and 2003

	2005	2004	2003
INTEREST INCOME:			
Interest and fees on loans	$ 12,671,707	$ 7,431,368	$ 5,367,997
Interest on federal funds sold and other overnight investments	224,732	147,023	114,754
Taxable interest and dividends on investment securities	86,267	45,173	37,317
Total interest income	12,982,706	7,623,564	5,520,068
INTEREST EXPENSE:			
Interest on deposits	4,058,519	2,438,887	1,925,042
Interest on short-term borrowings	115,810	19,020	11,684
Interest on note payable	91,709	6,302	-
Interest on subordinated debt	28,108	-	-
Total interest expense	4,294,146	2,464,209	1,936,726
Net interest income	8,688,560	5,159,355	3,583,342
Provision for credit losses	1,178,866	559,596	415,000
Net interest income after provision for credit losses	7,509,694	4,599,759	3,168,342
NON-INTEREST INCOME:			
Service charges on deposit accounts	188,276	237,980	212,787
Gain on sale of mortgage loans	512,047	244,716	370,326
Other income	50,270	56,151	42,150
Total non-interest income	750,593	538,847	625,263
NON-INTEREST EXPENSE:			
Salaries and employee benefits	3,627,630	2,442,774	2,115,351
Occupancy expenses	420,866	312,550	259,719
Furniture and equipment expenses	304,132	255,547	215,254
Legal and professional fees	154,476	175,757	158,406
Data processing and other outside services	655,726	582,396	536,433
Advertising and marketing related expenses	445,482	212,237	210,289
Other expenses	562,645	355,081	290,572
Total non-interest expenses	6,170,957	4,336,342	3,786,024
Income before income taxes	2,089,330	802,264	7,581
Income tax benefit	655,000	-	-
Net Income	$ 2,744,330	$ 802,264	$ 7,581
PER SHARE DATA:			
Net Income (Basic)	$ 1.43	$ .43	$ .00
Net Income (Diluted)	$ 1.37	$ .41	$ .00
Average Shares Outstanding (Basic)	1,922,580	1,877,929	1,660,348
Effect of dilution – Stock options and Warrants	79,645	58,764	22,557
Average Shares Outstanding (Diluted)	2,002,225	1,936,693	1,682,905

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

For the years ended December 31, 2005, 2004 and 2003

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total
Balances at December 31, 2002	$ 12,420	$ 12,407,780	$ (4,810,542)	$ 7,609,658
Issuance of Common Stock	6,207	4,443,054	-	4,449,261
Net Income	-	-	7,581	7,581
Balances at December 31, 2003	18,627	16,850,834	(4,802,961)	12,066,500
Issuance of Common Stock	550	549,450	-	550,000
Net Income	-	-	802,264	802,264
Balances at December 31, 2004	19,177	17,400,284	(4,000,697)	13,418,764
Issuance of Common Stock	67	50,917	-	50,984
Net Income	-	-	2,744,330	2,744,330
Balances at December 31, 2005	$ 19,244	$ 17,451,201	$ (1,256,367)	$ 16,214,078

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

For the years ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Cash Flows From Operating Activities:			
Net Income	$ 2,744,330	$ 802,264	$ 7,581
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Depreciation	193,196	204,204	189,858
Loss on disposal of equipment	203	17,018	-
Accretion of investment discounts	(46,539)	(19,251)	(14,804)
Provision for credit losses	1,178,866	559,596	415,000
Deferred income taxes	(1,083,000)	-	-
Gain on sale of loans held for sale	(512,047)	(244,716)	(370,326)
Origination of loans held for sale	(217,744,320)	(108,988,138)	(35,629,285)
Proceeds from sale of loans	210,360,465	100,543,517	37,894,286
Net increase in accrued interest receivable and other assets	(977,347)	(188,403)	(117,569)
Net increase in accrued expenses and other liabilities	948,345	277,813	95,061
Net cash (used) provided by operating activities	(4,937,848)	(7,036,096)	2,469,802
Cash Flows From Investing Activities:			
Purchases of investment securities	(6,149,351)	(6,177,447)	(6,284,633)
Maturities of investment securities	6,200,000	6,200,000	5,700,000
Purchase of Federal Reserve Bank stock	(139,650)	-	(36,750)
Purchase of Federal Home Loan Bank of Atlanta stock	(98,700)	(75,000)	(88,500)
Loan disbursements in excess of principal payments	(40,656,326)	(40,037,558)	(33,313,714)
Expenditures for premises and equipment	(346,642)	(177,193)	(118,267)
Net cash used by investing activities	(41,190,669)	(40,267,198)	(34,141,864)
Cash Flows From Financing Activities:			
Net increase in deposits	28,646,044	45,396,141	32,452,170
Net increase in short-term borrowings	63,158	159,000	715,000
Net payoff (proceeds) from notes payable	(1,250,000)	1,250,000	-
Proceeds from subordinated debt	8,000,000	-	-
Net proceeds from issuance of common stock	50,984	550,000	4,449,261
Net cash provided by financing activities	35,510,186	47,355,141	37,616,431
Net (decrease) increase in cash and cash equivalents	(10,618,331)	51,847	5,944,369
Cash and cash equivalents at beginning of year	18,111,952	18,060,105	12,115,736
Cash and cash equivalents at end of year	$ 7,493,621	$ 18,111,952	$ 18,060,105
Cash paid for:			
Interest	$ 4,128,414	$ 2,366,155	$ 1,926,169
Income taxes	$ -	$ -	$ -

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

For the years ended December 31, 2005, 2004 and 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the accounts of Bay National Corporation and its subsidiary, Bay National Bank (the "Bank"), collectively (the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation. The investment in subsidiary is recorded on the parent's books on the basis of its equity in the net assets. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and to general practices in the banking industry.

Certain reclassifications have been made to amounts previously reported to conform to the classifications made in 2005.

Nature of Business

Bay National Corporation was incorporated on June 3, 1999 under the laws of the State of Maryland to operate as a bank holding company of a national bank with the name Bay National Bank. On May 12, 2000, the Company purchased all the shares of common stock issued by the Bank. The Company's operations through that date were limited to taking the necessary actions to organize and capitalize the Company and the Bank. The Bank commenced operations on May 12, 2000 after successfully meeting the conditions of the Office of the Comptroller of the Currency (the "OCC") to receive its charter authorizing it to commence operations as a national bank, obtaining the approval of the Federal Deposit Insurance Corporation to insure its deposit accounts and meeting certain other regulatory requirements.

The principal business of the Company is to make loans and other investments and to accept time and demand deposits. The Company's primary market areas are Baltimore and Salisbury, Maryland, although the Company's business development efforts generate business outside of these areas. The Company offers a broad range of banking products, including a full line of business and personal savings and checking accounts, money market demand accounts, certificates of deposit and other banking services. The Company funds a variety of loan types including commercial and residential real estate loans, commercial term loans and lines of credit, consumer loans and letters of credit. The Company's customers are primarily individuals and small businesses.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has included cash and due from banks, and federal funds sold and other overnight investments as cash and cash equivalents for the purpose of reporting cash flows.

Investments Available-for-Sale and Other Equity Securities

Marketable equity securities and debt securities, not classified as held-to-maturity or trading, are classified as available-for-sale. Securities available-for-sale are acquired as part of the Company's asset/liability management strategy and may be sold in response to changes in interest rates, loan demand, changes in prepayment risk and other factors. Securities available-for-sale are carried at fair value, with unrealized gains or losses based on the difference between amortized cost and fair value reported as accumulated other comprehensive income, a separate component of stockholders' equity, net of deferred tax. Realized gains and losses, using the specific identification method, are included as a separate component of non-interest income. Related interest and dividends are included in interest

Notes to Consolidated Financial Statements *(continued)*

For the years ended December 31, 2005, 2004 and 2003

income. Declines in the fair value of individual available-for-sale securities below their cost, that are other than temporary, result in write-downs of the individual securities to their fair value. Factors affecting the determination of whether an other-than-temporary impairment has occurred include a downgrading of the security by a rating agency, a significant deterioration in the financial condition of the issuer, or the fact that management would not have the intent and ability to hold a security for a period of time sufficient to allow for any anticipated recovery in fair value.

Other equity securities represented by Federal Reserve Bank and Federal Home Loan Bank of Atlanta stock are considered restricted as to marketability.

Loans Held for Sale

The Company engages in sales of residential mortgage loans originated by the Bank and by a third party. Loans held for sale are carried at the lower of aggregate cost or fair value. Fair value is derived from secondary market quotations for similar instruments. Gains and losses on sales of the loan originated by the Bank are recorded as a component of non-interest income in the accompanying consolidated statements of operations. No gains or losses are realized on the sale of loans originated by third parties. The Company's current practice is to sell loans on a servicing released basis, and, therefore, it has no intangible asset recorded for the value of such servicing at either December 31, 2005 or December 31, 2004. The Company earns interest on the outstanding balances of all loans that are held for sale.

Loans

Loans are stated at the principal amount outstanding net of any deferred fees and costs. Interest income on loans is accrued at the contractual rate on the principal amount outstanding. It is the Company's policy to discontinue the accrual of interest when circumstances indicate that collection is doubtful. Fees charged and costs capitalized for originating certain loans are amortized on the interest method over the term of the loan.

Loans are considered impaired when, based on current information, it is improbable that the Company will collect all principal and interest payments according to contractual terms. Generally, loans are considered impaired once principal and interest payments are 90 days past due and they are placed on non-accrual. Management also considers the financial condition of the borrower, cash flows of the loan and the value of the related collateral. Impaired loans do not include large groups of smaller balance homogeneous credits such as residential real estate, consumer installment loans and commercial leases, which are evaluated collectively for impairment. Loans specifically reviewed for impairment are not considered impaired during periods of "minimal delay" in payment (usually ninety days or less) provided eventual collection of all amounts due is expected. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, except that as a practical expedient, the Company may measure impairment based on a loan's observable market price or the fair value of the collateral, if the loan is collateral dependent. The Company recognizes interest income on impaired loans on a cash basis if the borrower demonstrates the ability to meet the contractual obligation and collateral is sufficient. If there is doubt regarding the borrower's ability to make payments, or if the collateral is not sufficient, payments received are accounted for as a reduction in principal.

Allowance for Credit Losses

The allowance for credit losses is established through a provision for credit losses charged to expense. Loans are charged against the allowance for credit losses when management believes that the collectibility of the principal is unlikely. The allowance, based on evaluations of the collectibility of loans, is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans and current economic conditions and trends that may affect the borrowers' ability to pay.

Notes to Consolidated Financial Statements *(continued)*

For the years ended December 31, 2005, 2004 and 2003

The allowance for credit losses represents an estimation done pursuant to either Statement of Financial Accounting Standards ("SFAS") No. 5 "Accounting for Contingencies" or SFAS No. 114 "Accounting by Creditors for Impairment of a Loan." The Company uses a loan grading system where loans are graded based on management's evaluation of the risk associated with each loan. A factor, based on the loan grading, is applied to the loan balance to reserve for losses. In addition, management judgmentally establishes an additional nonspecific reserve. The nonspecific portion of the allowance reflects management's estimate of probable inherent, but undetected, losses within the portfolio due to uncertainties in economic conditions, delays in obtaining information, including unfavorable information about a borrower's financial condition, the difficulty in identifying triggering events that correlate perfectly to subsequent loss rates and risk factors that have not yet manifested themselves in loss allocation factors. The adequacy of the allowance is determined through careful and continuous evaluation of the credit portfolio and involves consideration of a number of factors to establish a prudent level. Determination of the allowance is inherently subjective and requires significant estimates, including estimated losses on pools of homogeneous loans based on historical loss experience and consideration of current economic trends, which may be susceptible to significant change.

While management believes it has established the allowance for credit losses in accordance with generally accepted accounting principles and has taken into account the views of its regulators and the current economic environment, there can be no assurance that in the future the Company's regulators or the economic environment will not require further increases in the allowance.

Rate Lock Commitments

The Company enters into commitments to originate residential mortgage loans with interest rates determined prior to funding. Such rate lock commitments on mortgage loans to be sold in the secondary market are considered to be derivatives. The period of time between issuance of a loan commitment and closing and sale of the loan generally range from 15 to 90 days. The Company protects itself from changes in interest rates through the use of best efforts forward delivery commitments, whereby the Company commits to sell a loan at the time the borrower commits to an interest rate with the intent that the buyer has assumed interest rate risk on the loan. As a result, the Company is not exposed to losses nor will it realize gains related to its rate lock commitments due to changes in interest rates.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization computed using the straight-line method. Premises and equipment are depreciated over the useful lives of the assets, except for leasehold improvements which are amortized over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter. Useful lives range from: five to ten years for furniture, fixtures and equipment; and three to five years for software, hardware and data handling equipment. Leasehold improvements are amortized over the term of the respective lease plus the first optional renewal period, if applicable. Maintenance and repairs are charged to expense as incurred, while improvements, which extend the useful life, are capitalized and depreciated over the estimated remaining life of the asset.

Long-lived depreciable assets are evaluated periodically for impairment when events or changes in circumstances indicate the carrying amount may not be recoverable. Impairment exists when the expected undiscounted future cash flows of a long-lived asset are less than its carrying value. In that event, the Company recognizes a loss for the difference between the carrying amount and the estimated fair value of the asset based on a quoted market price, if applicable, or a discounted cash flow analysis.

Notes to Consolidated Financial Statements *(continued)*

For the years ended December 31, 2005, 2004 and 2003

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when: (1) the assets have been isolated from the Company; (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets; and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Stock-Based Compensation

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), and applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock option plan. Compensation expense for stock option awards is disclosed as a pro forma income adjustment, ratably recognized over the vesting period, based on the fair value of the stock on the date of grant under SFAS No. 123 and SFAS No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure."

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants during the year ended December 31:

	2002
Dividend yield	-
Expected volatility	20.00%
Risk-free interest rate	4.17%
Expected lives (in years)	8

No compensation expenses related to the Company's stock option plan was recorded during the years ended December 31, 2005, 2004 and 2003. The following table illustrates the pro-forma effect on net income (loss) and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation for the years ending December 31:

	2005	2004	2003
Net income as reported	$ 2,744,330	$ 802,264	$ 7,581
Less pro forma stock-based compensation expense determined under the fair value method, net of related tax effects	(102,382)	(92,474)	(84,163)
Pro forma net income (loss)	$ 2,641,948	$ 709,790	$ (76,582)
Net income (loss) per share:			
Basic - as reported	$ 1.43	$ .43	$ .00
Diluted - as reported	1.37	.41	.00
Basic - pro forma	$ 1.37	$ .38	$ (.05)
Diluted - pro forma	1.32	.37	(.05)

Notes to Consolidated Financial Statements *(continued)*

For the years ended December 31, 2005, 2004 and 2003

Advertising Costs

Advertising costs are generally expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes. Under the liability method, deferred-tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates in effect when these differences reverse.

Earnings Per Share

Earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period, including any potential dilutive common shares outstanding such as options and warrants. For the year ended December 31, 2003 there were 56,250 shares excluded from the diluted net income per share computation because the exercise price exceeded the average market price and therefore, their effect would be anti-dilutive.

New Accounting Standards

In December 2003, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer." SOP 03-3 requires acquired loans, including debt securities, to be recorded at the amount of the purchaser's initial investment and prohibits carrying over valuation allowances from the seller for those individually-evaluated loans that have evidence of deterioration in credit quality since origination, and it is probable all contractual cash flows on the loan will be unable to be collected. SOP 03-3 also requires the excess of all undiscounted cash flows expected to be collected at acquisition over the purchaser's initial investment to be recognized as interest income on a level-yield basis over the life of the loan. Subsequent increases in cash flows expected to be collected are recognized prospectively through an adjustment of the loan's yield over its remaining life, while subsequent decreases are recognized as impairment. Loans carried at fair value, mortgage loans held for sale, and loans to borrowers in good standing under revolving credit agreements are excluded from the scope of SOP 03-3. The guidance is effective for loans acquired in fiscal years beginning after December 15, 2004 and is not expected to have a material impact on financial condition, results of operations, or liquidity.

In December 2004, the FASB issued SFAS 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29," Accounting for Nonmonetary Transactions. This statement amends the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged and more broadly provides for exceptions regarding exchanges of nonmonetary assets that do not have commercial substance. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this standard is not expected to have a material impact on financial condition, results of operations, or liquidity.

In December 2004, the FASB revised SFAS 123, "Accounting for Stock-Based Compensation." SFAS 123R establishes accounting requirements for share-based compensation to employees and carries forward prior guidance on accounting for awards to non-employees. The provisions of this statement will become effective January 1, 2006 for non-accelerated filers for all equity awards vesting after the effective date. SFAS 123R requires an entity to recognize compensation expense based on an estimate of the number of awards expected to actually vest, exclusive of awards expected to be forfeited. At December 31, 2005, the total value of options outstanding and vesting after January 1, 2006 is expected to be approximately $119,000, with $87,000 (before the consideration of income taxes, if any) vesting in the year ending December 31, 2006.

Notes to Consolidated Financial Statements *(continued)*

For the years ended December 31, 2005, 2004 and 2003

In May 2005, the FASB issued SFAS 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3." This statement establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. Previously, most changes in accounting principle were recognized by including the cumulative effect of changing to the new accounting principle in net income of the period of the change. Under SFAS 154, retrospective application requires (i) the cumulative effect of the change to the new accounting principle on periods prior to those presented to be reflected in the carrying amounts of assets and liabilities as of the beginning of the first period presented, (ii) an offsetting adjustment, if any, to be made to the opening balance of retained earnings (or other appropriate components of equity) for that period, and (iii) financial statements for each individual prior period presented to be adjusted to reflect the direct period-specific effects of applying the new accounting principle. Special retroactive application rules apply in situations where it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Indirect effects of a change in accounting principle are required to be reported in the period in which the accounting change is made. SFAS 154 carries forward the guidance in APB Opinion 20 "Accounting Changes," requiring justification of a change in accounting principle on the basis of preferability. SFAS 154 also carries forward without change the guidance contained in APB Opinion 20, for reporting the correction of an error in previously issued financial statements and for a change in an accounting estimate. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect SFAS 154 will significantly impact its financial statements upon its adoption on January 1, 2006.

In November 2005, the FASB issued Staff Position (FSP) No. 115-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." FSP 115-1 provides guidance for determining when an investment is considered impaired, whether impairment is other-than-temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its cost. If, after consideration of all available evidence to evaluate the realizable value of its investment, impairment is determined to be other-than-temporary, then an impairment loss should be recognized equal to the difference between the investment's cost and its fair value. FSP 115-1 nullifies certain provisions of Emerging Issues Task Force (EITF) Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," while retaining the disclosure requirements of EITF 03-1 which were adopted in 2003. FSP 115-1 is effective for reporting periods beginning after December 15, 2005. The Company does not expect FSP 115-1 will significantly impact its financial statements upon its adoption on January 1, 2006.

Notes to Consolidated Financial Statements *(continued)*

For the years ended December 31, 2005, 2004 and 2003

2. INVESTMENT SECURITIES

Investments available-for-sale

The amortized cost and estimated fair values of investments available-for-sale at December 31, 2005 are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury securities	$ 1,540,386	$ -	$ -	$ 1,540,386
Total investments available-for-sale	$ 1,540,386	$ -	$ -	$ 1,540,386

The amortized cost and estimated fair values of investments available-for-sale at December 31, 2005 by contractual maturity are shown below.

	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 1,540,386	$ 1,540,386
Total investments available-for-sale	$ 1,540,386	$ 1,540,386

The amortized cost and estimated fair values of investments available-for-sale at December 31, 2004 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury securities	$ 1,544,496	$ -	$ -	$ 1,544,496
Total investments available-for-sale	$ 1,544,496	$ -	$ -	$ 1,544,496

The amortized cost and estimated fair values of investments available-for-sale at December 31, 2004 by contractual maturity are shown below.

	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 1,544,496	$ 1,544,496
Total investments available-for-sale	$ 1,544,496	$ 1,544,496

There were no sales of investments available-for-sale during 2005, 2004 or 2003.

At December 31, 2005 and 2004, investments available-for-sale with a carrying value of $916,158 and $1,381,000, respectively, were pledged as collateral for certain short-term borrowings.

Other equity securities

At December 31, the Company's investment in other equity securities consisted of:

	2005	2004
Federal Reserve Bank stock	$ 452,340	$ 312,690
Federal Home Loan Bank stock	342,100	243,400
Total investments in other equity securities	$ 794,440	$ 556,090

3. LOANS AND ALLOWANCE FOR CREDIT LOSSES

Major loan categories at December 31 are presented below:

	2005	2004
Real Estate – Home Equity Line of Credit	$ 21,067,964	$ 24,548,506
Real Estate – Construction	25,719,603	12,968,251
Real Estate – Mortgage	56,757,096	27,854,130
Loans Held for Sale	17,509,064	9,613,162
Commercial	75,626,825	73,836,994
Consumer	2,909,409	2,205,556
Total Loans	199,589,961	151,026,599
Less: Allowance for credit losses	(3,000,000)	(1,810,000)
Net Loans	$ 196,589,961	$ 149,216,599

Activity in the allowance for credit losses for the year ended December 31, 2005, 2004 and 2003 is shown below:

	2005	2004	2003
Balance at beginning of year	$ 1,810,000	$ 1,266,500	$ 851,500
Provision for credit losses	1,178,866	559,596	415,000
Loan charge-offs			
Commercial	-	(15,222)	-
Consumer	-	(2,134)	-
Loan recoveries			
Commercial	11,134	1,260	-
Net recoveries charge-offs	11,134	(16,096)	-
Balance at end of year	$ 3,000,000	$ 1,810,000	$ 1,266,500

As of December 31, 2003, there was one non-accrual loan of $4,087, and as of December 31, 2005, loans to one borrower, with a net principal balance of $1,708,874, were considered impaired under SFAS No. 114 for which a $500,000 reserve was established in the fourth quarter of 2005.

Notes to Consolidated Financial Statements *(continued)*

For the years ended December 31, 2005, 2004 and 2003

4. PREMISES AND EQUIPMENT

Premises and equipment at December 31 include the following:

	2005	2004
Furniture and equipment	$ 520,944	$ 404,269
Computer hardware and software	602,550	511,369
Leasehold improvements	475,943	338,157
	1,599,437	1,253,795
Less accumulated depreciation	(852,611)	(660,212)
Net premises and equipment	$ 746,826	$ 593,583

The Company rents office space in three locations under two non-cancelable lease arrangements and one monthly rental agreement accounted for as operating leases. The initial lease periods are from one to five years and provide for one or more one to five-year renewal options. The lease for the Baltimore location provides for percentage annual rent escalations. The lease for the Salisbury location requires that the lessee pay certain operating expenses applicable to the leased space.

Rent expense applicable to operating leases, for the periods ended December 31, was as follows:

	2005	2004	2003
Minimum rentals	$ 330,406	$ 241,097	$ 202,720
Less: Sublease rentals	(23,657)	(12,930)	(23,843)
Net rent expense	$ 306,749	$ 228,167	$ 178,877

At December 31, 2005, future minimum lease payments under non-cancelable operating leases having an initial term in excess of one year are as follows:

Years ending December 31:	
2006	$ 375,073
2007	385,500
2008	396,240
2009	398,136
2010	63,609
Total minimum lease payments	$ 1,618,558

Total minimum future rental payments have not been reduced by $23,450 of sublease rentals expected to be received in 2006 under a non-cancelable sublease expiring in December 2006.

Notes to Consolidated Financial Statements *(continued)*

For the years ended December 31, 2005, 2004 and 2003

5. DEPOSITS

Certificates of deposit in amounts of $100,000 or more and their remaining maturities at December 31 are as follows:

	2005	2004
Three months or less	$ 4,374,777	$ 4,285,752
Over three months through six months	11,163,966	3,553,729
Over six months through twelve months	6,400,569	3,351,703
Over twelve months	15,072,324	10,745,359
Total	$ 37,011,636	$ 21,936,543

Interest expense on deposits, for the years ended December 31, is as follows:

	2005	2004	2003
Interest-bearing transaction	$ 525,691	$ 293,076	$ 206,695
Savings and money market	575,007	244,628	195,822
Time, $100,000 or more	980,590	531,287	444,882
Other time	1,977,231	1,369,896	1,077,643
Total interest on deposits	$ 4,058,519	$ 2,438,887	$ 1,925,042

6. BORROWINGS

Information relating to short-term borrowings, as of December 31, 2005 and 2004, is as follows:

	Securities under agreement to repurchase			
	2005		2004	
	Amount	Rate	Amount	Rate
As of year end	$ 916,158	3.10%	$ 1,381,000	2.00%
Average for the year	$ 1,392,674	2.72%	$ 1,475,148	1.24%
Maximum month end balance	$ 1,550,000		$ 1,550,000	

	Federal funds purchased			
	2005		2004	
	Amount	Rate	Amount	Rate
As of year end	$ 528,000	4.35%	$ -	- %
Average for the year	$ 230,384	2.61%	$ -	- %
Maximum month end balance	$ 528,000		$ -	

Notes to Consolidated Financial Statements *(continued)*

For the years ended December 31, 2005, 2004 and 2003

The Company pledges U.S. Government Treasury Securities, based upon their market values, as collateral for 100% of the principal and accrued interest of its short-term borrowings.

In the first quarter of 2004, the Company maintained commitments for a total of $9 million of borrowing availability under unsecured federal funds lines of credit with three separate financial institutions. The Company also has approximately $21 million of borrowing capacity with the Federal Home Loan Bank of Atlanta as of December 31, 2005. These borrowing facilities will be used, as necessary, to supplement short-term liquidity needs.

Information relating to note payable as of December 31, 2005 and 2004 is as follows:

	2005		2004	
	Amount	Rate	Amount	Rate
As of year end	$ -	- %	$ 1,250,000	5.25%
Average for the year	$ 1,426,027	6.43%	$ 129,098	4.88%
Maximum month end balance	$ 2,100,000		$ 1,250,000	

In 2004, note payable consisted of $1,250,000 borrowed under a $5 million, three-year unsecured non-revolving credit facility executed on September 28, 2004 with another financial institution. The loan paid interest at the prime rate. As of December 12, 2005, the credit facility terminated. The Company funded the repayment with proceeds from the issuance by its wholly owned subsidiary, Bay National Capital Trust I, of $8.0 million of 30-year fixed rate trust preferred securities. See discussion below.

Information relating to subordinated debt as of December 31, 2005 and 2004 is as follows:

	2005		2004	
	Amount	Rate	Amount	Rate
As of year end	$ 8,000,000	7.20%	$ -	- %
Average for the year	$ 438,356	7.20%	$ -	- %
Maximum month end balance	$ 8,000,000		$ -	

On December 12, 2005, the Company participated in a private placement of $8 million of fixed interest rate trust preferred securities (the "Trust Preferred Securities"), through a newly formed Delaware trust subsidiary, Bay National Capital Trust I (the "Trust"). The Trust was formed for the purpose of issuing the Trust Preferred Securities and all of its common securities are owned by the Company. The Company purchased the common securities from the Trust for $248,000. In accordance with provisions of FIN46, the financial position and results of operations are not included in the Company's consolidated financial position and results of operations.

The Trust used the proceeds of the sale of the Trust Preferred Securities and common securities to purchase from the Company the aggregate principal amount of $8,248,000 of the Company's Fixed Rate Junior Subordinated Debt Securities Due 2036 (the "Debt Securities"). Like the Trust Preferred Securities, the Debt Securities bear interest at the fixed annual rate of 7.20% until maturity. The interest expense on Trust Preferred Securities was $28,108 in 2005. The Debt Securities mature on February 23, 2036, but may be redeemed at the Company's option at any time on any February 23, May 23, August 23 or November 23 on or after February 23, 2011, or at any time upon certain events, such as a change in the regulatory capital treatment of Debt Securities, the Trust being deemed to be an "investment company" under the Investment Company Act of 1940, as amended, or the occurrence of certain adverse tax events. Except upon the occurrence of the events described above, which require a redemption premium for redemptions prior to February 23, 2011, the Company may redeem the Debt Securities at their aggregate principal amount, plus accrued interest, if any.

Notes to Consolidated Financial Statements *(continued)*

For the years ended December 31, 2005, 2004 and 2003

The Parent is required to retain $1,000,000 of the proceeds from the Debt Securities for general corporate purposes (which may include making interest payments on the Debt Securities) until the earlier of (i) the date on which the retained funds are reduced to zero, or (ii) the date on which Bay National Bank (or any successor) meets the statutory requirements to pay dividends of at least $148,464 for each of two consecutive quarters with positive retained earnings remaining after any such dividend payment.

The Debt Securities are subordinated to the prior payment of other indebtedness of the Company that, by its terms, is not similarly subordinated. Although the Debt Securities are recorded as a liability on the Company's balance sheet, for regulatory purposes, the Debt Securities are being treated as Tier 1 or Tier 2 capital under regulatory capital guidelines issued by the Federal Reserve Board.

7. ISSUANCE OF COMMON STOCK

On October 31, 2002, Bay National Corporation commenced a private offering, to accredited investors only, of an aggregate of 550,000 shares of its common stock, which was subsequently increased to 620,690 shares of its common stock. The purchase price per share was $7.25 for an aggregate purchase price of $4,500,002. The private offering terminated on April 30, 2003 with all shares issued. Net proceeds after offering costs were $4,449,261.

On August 31, 1999, the Board of Directors of the Company authorized the issuance on September 10, 1999, to each stockholder of record of the Company on August 31, 1999, a warrant to purchase one share of common stock at $10 per share for every two shares that the stockholder purchased in the organizational offering. As a result, the Company issued warrants to purchase 56,250 shares. The warrants were issued in recognition of the financial and organizational risk undertaken by the purchasers in the organizational offering. The warrants became exercisable on April 30, 2001 and were exercisable in whole or in part until November 16, 2004. During the second half of 2004, 55,000 of these warrants were exercised resulting in the issuance of 55,000 shares of common stock and the receipt of $550,000 of additional capital.

8. STOCK OPTIONS

The Company's 2001 Stock Option Plan ("Option Plan") provides for the granting of incentive and non-qualifying stock options to the Company's directors and to selected employees on a periodic basis at the discretion of the Board of Directors. The Option Plan authorizes the issuance of up to 200,000 shares of common stock, has a term of ten years, and is administered by the Compensation Committee of the Board of Directors. The Compensation Committee consists of at least three non-employee directors appointed by the Board of Directors. In general, the options have an exercise price, which may not be less than 100% of the fair market value on the date of the grant, must be exercised within eight years and vest over a period of six years.

Notes to Consolidated Financial Statements *(continued)*

For the years ended December 31, 2005, 2004 and 2003

The following is a summary of changes in shares under options for the years ended December 31, 2005, 2004 and 2003:

	Number of Shares	Weighted Average Exercise Price
Balance, January 1, 2003	148,825	$ 7.67
Granted	-	-
Cancelled	(919)	7.58
Exercised	-	-
Balance, December 31, 2003	147,906	7.67
Granted	-	-
Cancelled	(414)	7.58
Exercised	-	-
Balance, December 31, 2004	147,492	7.67
Granted	-	-
Cancelled	-	-
Exercised	(6,726)	7.58
Balance, December 31, 2005	140,766	$ 7.67
Weighted average fair value of options granted during 2002	$ 3.05	

The following table summarizes information about options outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$ 7.58	123,951	4	$ 7.58	98,782	$ 7.58
$ 8.37	16,815	5	$ 8.37	4,204	$ 8.37
	140,766		$ 7.67	102,986	$ 7.67

9. RETIREMENT PLAN

The Company has a 401(k) profit sharing plan covering substantially all full-time employees. The plan requires the Company to match 25% of employee contributions of up to 3% of compensation as defined under the plan. The Company has also elected to make a safe harbor contribution to the plan on behalf of all eligible employees, as defined under the plan. The safe harbor contribution is equal to 3% of compensation as defined under the plan. The plan permits additional contributions at the discretion of management. Expenses under this plan totaled $120,368, $77,180 and $67,388 for the years ended December 31, 2005, 2004 and 2003, respectively.

Notes to Consolidated Financial Statements *(continued)*

For the years ended December 31, 2005, 2004 and 2003

10. INCOME TAXES

Federal and state income tax expense (benefit) consists of the following for the periods ended December 31:

	2005	2004	2003
Current federal income tax	$ 307,000	$ -	$ -
Current state income tax	121,000	-	-
Deferred federal income tax expense (benefit)	(887,000)	-	-
Deferred state income tax expense (benefit)	(196,000)	-	-
Total income tax expense (benefit)	$ (655,000)	$ -	$ -

The following table is a summary of the tax effect of temporary differences that give rise to a significant portion of deferred tax assets:

	2005	2004
Deferred tax assets:		
Net operating loss carryforwards	$ 62,000	$ 955,000
Contributions	47,000	18,000
Deferred loan fees, net	105,000	-
Allowance for credit losses	979,000	525,000
Total deferred tax assets	1,193,000	1,498,000
Less valuation allowance	(62,000)	(1,381,000)
Deferred tax assets, net of valuation allowance	1,131,000	117,000
Deferred tax liabilities:		
Depreciation and amortization	(48,000)	(114,000)
Deferred loan costs, net	-	(3,000)
Net deferred tax assets (liabilities)	$ 1,083,000	$ -

For the year ended December 31, 2005, the Company will have a tax liability for the first time in its brief history. The Company recorded an income tax liability of $428,000 for the year ended December 31, 2005. Taxable income for the years ended December 31, 2004 and 2003 were offset by the Company's net operating loss carryforwards available in those years. The 2005 liability was offset by the recognition of a deferred tax asset of $1,083,000, resulting in a net tax benefit of $655,000 for the year ended December 31, 2005. At December 31, 2004, the Company had a net operating loss carryforward of approximately $2.5 million, which was fully utilized in 2005, except for approximately $886,000 of state net operating loss carryforwards for the unconsolidated state tax return of Bay National Corporation.

The use of the net operating loss carryforward and the recognition of net deferred income tax assets had a positive effect on 2005 earnings. In subsequent periods, the Company will begin to record income tax expense at the statutory rate. Prior to 2005, the Company had not recorded any income tax expense or benefit. Recognizing income tax expense in future periods will have a detrimental effect on future reported earnings.

Notes to Consolidated Financial Statements *(continued)*

For the years ended December 31, 2005, 2004 and 2003

Reported income tax benefit differed from the amounts computed by applying the U.S. federal statutory income tax rate of 34% to income before income taxes as follows:

	2005	2004	2003
Federal income tax expense computed at the statutory rate	$ 710,372	$ 272,770	$ 2,578
State income tax benefit, net	(49,500)	-	-
Nondeductible expenses	13,536	9,365	11,044
Adjustment to valuation allowance	(1,329,408)	(282,135)	(13,622)
Federal income tax (benefit) expense, as reported	$ (655,000)	$ -	$ -

11. RELATED PARTY TRANSACTIONS

Certain directors and executive officers have loan transactions with the Company. Such loans were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with outsiders. The following schedule summarizes changes in amounts of loans outstanding, both direct and indirect, to these persons during 2005 and 2004.

	2005	2004
Balance at beginning of period	$ 5,828,095	$ 4,672,104
Additions	12,546,714	12,385,135
Repayments	(10,315,162)	(11,229,144)
Balance at December 31	$ 8,059,647	$ 5,828,095

An individual, who is a director of the Company, owns an office building which is leased to the Company. The lease term commenced September 1, 1999 for a term of five years and contains renewal options for three additional five-year terms. Rent expense under this agreement was $27,500 for the year ended December 31, 2005, $25,004 for the year ended December 31, 2004 and $23,756 for the year ended December 31, 2003. Management believes that the terms of the foregoing lease are no more and no less favorable to the Company than those which could have been received from unaffiliated parties.

An individual, who became a director of the Company in 2003, is an executive officer for the Company which owns an office building in which the Company had leased space under two separate operating leases. The leases were effectively combined during 2004 and extended to February 28, 2010. Bay National Corporation has the right to extend the leases for one additional five year term, to February 28, 2015. Rent expense under these leases was $286,406, $202,945, and $170,099 for the periods ended December 31, 2005, 2004 and 2003, respectively. Management believes that the terms of the foregoing leases are no more and no less favorable to the Company than those which could have been received from unaffiliated parties.

Notes to Consolidated Financial Statements *(continued)*

For the years ended December 31, 2005, 2004 and 2003

12. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business. These financial instruments may include commitments to extend credit, standby letters of credit and purchase commitments. The Company uses these financial instruments to meet the financing needs of its customers. Financial instruments involve, to varying degrees, elements of credit, interest rate and liquidity risk. These do not represent unusual risks and management does not anticipate any losses which would have a material effect on the accompanying financial statements.

Outstanding loan commitments and lines and letters of credit at December 31 are as follows:

	2005	2004
Loan commitments	$ 21,577,585	$ 9,867,893
Unused lines of credit	41,317,927	40,423,986
Standby letters of credit	2,754,383	1,578,379

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. The Company generally requires collateral to support financial instruments with credit risk on the same basis as it does for on-balance sheet instruments. The collateral is based on management's credit evaluation of the counter party. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. Each customer's credit-worthiness is evaluated on a case-by-case basis.

Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

13. REGULATORY MATTERS

As of December 31, 2005 the Company was required to maintain a weekly average of $1,004,000 of non-interest-bearing deposits with the Federal Reserve Bank. As of December 31, 2004 the Company was required to maintain a weekly average of $958,000 of non-interest-bearing deposits with the Federal Reserve Bank. The average weekly balance maintained with the Federal Reserve Bank for the weekly period ended December 31, 2005 was $1,073,000. The average weekly balance maintained with the Federal Reserve Bank for the weekly period ended December 31, 2004 was $1,511,000. The actual balances maintained with the Federal Reserve Bank at December 31, 2005 and 2004 were $1,024,914 and $1,217,580, respectively.

The Company and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2005, that the Bank met all capital adequacy requirements to which it is subject.

The Bank has been categorized as "well capitalized" by the OCC under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios. There are no conditions or events that management believes would prevent the Bank from continuing to be categorized as well capitalized.

Notes to Consolidated Financial Statements *(continued)*

For the years ended December 31, 2005, 2004 and 2003

The Bank's actual capital amounts and ratios as of December 31, 2005 and 2004 are presented in the following table:

December 31, 2005

	Actual		For Capital Adequacy Purpose		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
Total Capital (to Risk Weighted Assets):	$ 21,668,568	10.21%	$ 16,675,000	8.00%	$ 20,843,000	10.00%
Tier I Capital (to Risk Weighted Assets):	18,668,568	8.96%	8,337,000	4.00%	12,506,000	6.00%
Tier I Capital (to Average Assets):	18,668,568	9.15%	6,124,000	3.00%	10,206,000	5.00%

December 31, 2004

	Actual		For Capital Adequacy Purpose		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
Total Capital (to Risk Weighted Assets):	$ 16,242,797	10.32%	$ 12,592,000	8.00%	$ 15,740,000	10.00%
Tier I Capital (to Risk Weighted Assets):	14,432,797	9.17%	6,296,000	4.00%	9,444,000	6.00%
Tier I Capital (to Average Assets):	14,432,797	8.98%	4,821,000	3.00%	8,034,000	5.00%

Banking regulations also limit the amount of dividends that may be paid without prior approval of the Bank's regulatory agencies. Regulatory approval is required to pay dividends which exceed the Bank's net profits for the current year, plus its retained net profits for the preceding two years. The Bank could not have paid dividends to the Company without approval from bank regulatory agencies at December 31, 2005.

Notes to Consolidated Financial Statements *(continued)*

For the years ended December 31, 2005, 2004 and 2003

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company discloses fair value information about financial instruments, for which it is practicable to estimate the value, whether or not such financial instruments are recognized on the balance sheet. Financial instruments have been defined broadly to encompass 99.3% of the Company's assets and 99.7% of its liabilities. Fair value is the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and is best evidenced by a quoted market price, if one exists.

Quoted market prices, where available, are shown as estimates of fair market values. Because no quoted market prices are available for a significant part of the Company's financial instruments, the fair values of such instruments have been derived based on the amount and timing of future cash flows and estimated discount rates.

Present value techniques used in estimating the fair value of many of the Company's financial instruments are significantly affected by the assumptions used. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate cash settlement of the instrument. Additionally, the accompanying estimates of fair values are only representative of the fair values of the individual financial assets and liabilities and should not be considered an indication of the fair value of the Company.

The estimated fair values of the Company's financial instruments at December 31 are as follows:

	2005		2004	
(In thousands)	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial Assets				
Cash and temporary investments (1)	$ 7,493,621	$ 7,493,621	$ 18,111,952	$ 18,111,952
Investments available-for-sale	1,540,386	1,540,386	1,544,496	1,544,496
Other equity securities	794,440	794,440	556,090	556,090
Loans, net of allowances (2)	196,589,961	196,403,633	149,216,599	149,265,832
Accrued interest receivable and other assets (3)	1,199,924	1,199,924	591,844	591,844
Financial Liabilities				
Deposits	$ 182,573,086	$ 182,710,244	$ 153,927,042	$ 153,676,261
Short-term borrowings	1,444,158	1,444,158	1,381,000	1,381,000
Note payable	-	-	1,250,000	1,250,000
Subordinated debt	8,000,000	8,090,097	-	-
Accrued interest payable and other liabilities (3)	361,506	361,506	222,602	222,602

(1) Temporary investments include federal funds sold and overnight investments.

(2) Loans, net of allowances, include loans held for sale.

(3) Only financial instruments as defined in Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," are included in other assets and other liabilities.

Notes to Consolidated Financial Statements *(continued)*

For the years ended December 31, 2005, 2004 and 2003

The following methods and assumptions were used to estimate the fair value of each category of financial instruments for which it is practicable to estimate that value:

Cash and due from banks, federal funds sold and overnight investments. The carrying amount approximated the fair value.

Loans held for sale. The fair value of residential mortgage loans held for sale was derived from secondary market quotations for similar instruments.

Investment Securities. The fair value for U.S. Treasury securities was based upon quoted market bids.

Other equity securities. The fair value of Federal Reserve Bank and Federal Home Loan Bank of Atlanta stock is not readily determinable since these stocks are restricted as to marketability.

Loans. The fair value was estimated by computing the discounted value of estimated cash flows, adjusted for potential credit losses, for pools of loans having similar characteristics. The discount rate was based upon the current loan origination rate for a similar loan. Non-performing loans have an assumed interest rate of 0%.

Accrued interest receivable. The carrying amount approximated the fair value of accrued interest, considering the short-term nature of the receivable and its expected collection.

Other assets. The carrying amount approximated the fair value.

Deposit liabilities. The fair value of demand, money market savings and regular savings deposits, which have no stated maturity, were considered equal to their carrying amount, representing the amount payable on demand. These estimated fair values do not include the intangible value of core deposit relationships, which comprise a significant portion of the Bank's deposit base. Management believes that the Bank's core deposit relationships provide a relatively stable, low-cost funding source that has a substantial intangible value separate from the value of the deposit balances.

The fair value of time deposits was based upon the discounted value of contractual cash flows at current rates for deposits of similar remaining maturity.

Short-term borrowings. The carrying amount approximated the fair value of repurchase agreements due to their variable interest rates.

Note payable. The carrying amount approximated the fair value of the note payable due to their variable interest rates.

Subordinated Debt. Carrying values were discounted using a cash flow approach based on market rates as of December 31, 2005.

Other liabilities. The carrying amount approximated the fair value of accrued interest payable, accrued dividends and premiums payable, considering their short-term nature and expected payment.

Off-balance sheet instruments. The Company charges fees for commitments to extend credit. Interest rates on loans, for which these commitments are extended, are normally committed for periods of less than one month. Fees charged on standby letters of credit and other financial guarantees are deemed to be immaterial and these guarantees are expected to be settled at face amount or expire unused. It is impractical to assign any fair value to these commitments.

15. PARENT COMPANY FINANCIAL INFORMATION

Condensed financial information for Bay National Corporation (Parent Only) is as follows:

CONDENSED BALANCE SHEETS

December 31, 2005 and 2004

	2005	2004
ASSETS		
Cash and cash equivalents	$ 5,212	$ 104,769
Due from subsidiary	5,432,231	137,500
Investment in subsidiary	18,916,568	14,432,797
Other assets	134,894	-
Total Assets	$ 24,488,905	$ 14,675,066
LIABILITIES		
Accrued expenses and other liabilities	$ 26,827	$ 6,302
Note payable	-	1,250,000
Subordinated debt	8,248,000	-
Total Liabilities	8,274,827	1,256,302
STOCKHOLDERS' EQUITY		
Common stock - $.01 par value, authorized: 9,000,000 shares authorized, 1,924,436 and 1,917,710 issued and outstanding as of December 31, 2005 and 2004, respectively	19,244	19,177
Additional paid in capital	17,451,201	17,400,284
Accumulated Deficit	(1,256,367)	(4,000,697)
Total Stockholders' Equity	16,214,078	13,418,764
Total Liabilities and Stockholders' Equity	$ 24,488,905	$ 14,675,066

Notes to Consolidated Financial Statements *(continued)*

For the years ended December 31, 2005, 2004 and 2003

CONDENSED STATEMENTS OF OPERATIONS

For the years ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Interest and dividends on investment securities	$ 1,376	$ 2,231	$ 5,146
Interest expense	119,817	6,302	-
Net interest income (expense)	(118,441)	(4,071)	5,146
Non-interest expense	-	1,335	3,219
Income (loss) before income taxes and equity in undistributed losses of subsidiary	(118,441)	(5,406)	1,927
Income tax expense (benefit)	(257,000)	-	-
Income (loss) before equity in undistributed income (losses) of subsidiary	138,559	(5,406)	1,927
Equity in undistributed income of subsidiary	2,605,771	807,670	5,654
Net Income	$ 2,744,330	$ 802,264	$ 7,581

CONDENSED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Cash Flows From Operating Activities			
Net Income	$ 2,744,330	$ 802,264	$ 7,581
Adjustments to reconcile net income (loss) to net cash (used) provided by operating activities:			
Equity in undistributed (income) loss of subsidiary	(2,605,771)	(807,670)	5,654
Net decrease (increase) in other assets	5,429,625	812,686	(699,450)
Net increase (decrease) in other liabilities	20,525	6,302	(250,292)
Net cash (used) provided by operating activities	(5,270,541)	813,582	(947,815)
Cash Flows From Investing Activities			
Investment in subsidiary	(1,878,000)	(3,162,500)	(3,500,000)
Net cash used by investing activities	(1,878,000)	(3,162,500)	(3,500,000)
Cash Flows From Financing Activities			
Net proceeds (payoff) from note payable	(1,250,000)	1,250,000	-
Proceeds from issuance of preferred stock	8,248,000	-	-
Issuance of common stock	50,984	550,000	4,449,261
Net cash provided by financing activities	7,048,984	1,800,000	4,449,261
Net (decrease) increase in cash and cash equivalents	(99,557)	(548,918)	1,446
Cash and cash equivalents at beginning of year	104,769	653,687	652,241
Cash and cash equivalents at end of year	$ 5,212	$ 104,769	$ 653,687

Market for Common Equity and Related Stockholder Matters

As of March 23, 2006, the number of holders of record of Bay National Corporation's common stock was approximately 399. Bay National Corporation's common stock is traded on the Over the Counter Bulletin Board ("OTCBB") under the symbol "BANI.OB."

Bay National Corporation completed an initial public offering ("IPO") of its common stock on April 30, 2000. Stock prices subsequent to the IPO are based upon limited trading on the OTCBB. The following table reflects the high and low sales information as reported on the OTCBB for the periods presented. Quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not represent actual transactions.

	2005 Bid Price Range		2004 Bid Price Range	
Quarter	Low	High	Low	High
1st	$ 13.20	$ 15.25	$ 10.10	$ 14.00
2nd	14.50	19.75	11.75	14.00
3rd	17.25	21.00	10.00	12.50
4th	18.80	23.00	10.50	13.25

To date, Bay National Corporation has not declared or paid any dividends on its common stock. Management anticipates that Bay National Corporation will retain all earnings, if any, in order to provide more funds to operate and expand Bay National Corporation's business and, therefore, Bay National Corporation has no plans to pay any cash dividends at least until its profitability exceeds the level necessary to support capital growth in excess of regulatory capital needs. If Bay National Corporation decides to pay dividends in the future, its ability to do so will depend on the ability of Bay National Bank to pay dividends to Bay National Corporation. In addition, management would consider a number of other factors before deciding to pay dividends, including Bay National Corporation's earnings prospects, financial condition and cash needs.

The amount of dividends that may be paid by Bay National Bank to Bay National Corporation depends on Bay National Bank's earnings and capital position and is limited by statute, regulations and regulatory policies. As a national bank, Bay National Bank may not pay dividends from its permanent capital. All cash dividends must be paid out of undivided profits then on hand, after deducting expenses, including provisions for loan losses and bad debts. In addition, a national bank is prohibited from declaring a cash dividend on its shares of common stock until its surplus equals its stated capital, unless there has been transferred to surplus no less than one-tenth of the bank's net profits for the preceding two consecutive half-year periods (in the case of an annual dividend). The approval of the OCC is required if the total of all cash dividends declared by a national bank in any calendar year exceeds the total of its net profits for that year combined with its retained net profits for the preceding two years, less any required transfers to surplus. In addition, Bay National Bank may not pay a dividend if, after paying the dividend, it would be "undercapitalized" as defined in the applicable regulations.

Market for Common Equity and Related Stockholder Matters *(continued)*

Recent Sales of Unregistered Securities

From July 13, 2004 to November 12, 2004, Bay National Corporation issued 55,000 shares of its common stock, $0.01 par value per share, at a purchase price of $10.00 per share, and received aggregate proceeds of $550,000. The shares were issued upon the exercise of outstanding warrants.

On September 10, 1999, Bay National Corporation issued warrants to purchase 56,250 shares of its common stock, $0.01 par value per share, to investors in its organizational offering. The warrants became exercisable on April 30, 2001 and expired on November 16, 2004. 1,250 of the warrants were not exercised prior to their expiration.

There were no underwriting discounts or commissions paid with respect to the issuance of the common stock upon exercise of the warrants. Bay National Corporation believes that the issuance of the shares of common stock upon exercise of the warrants was exempt from the registration requirements of the Securities Act of 1933 by virtue of Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated thereunder. The transaction was not conducted by any form of general solicitation or general advertising and, in connection with the transaction, Bay National Corporation is taking reasonable care to assure that the purchasers of the common stock upon exercise of the warrants are not underwriters within the meaning of Section 2(11) of the Securities Act by, among other things, placing appropriate restrictive legends on the share certificates.

STEGMAN
& COMPANY
CERTIFIED PUBLIC ACCOUNTANTS AND
MANAGEMENT CONSULTANTS SINCE 1915

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement No. 333-69428 on Form S-8, and in the Annual Report on Form 10-KSB of Bay National Corporation for the year ended December 31, 2005, of our report dated January 17, 2006, relating to the consolidated financial statements of Bay National Corporation.

Stegman & Company
s/s Stegman & Company

Baltimore, Maryland
March 28, 2006

Suite 200, 405 East Joppa Road Baltimore, Maryland 21286 ◦ 410-823-8000 ◦ 1-800-686-3883 ◦ Fax: 410-296-4815
◦ www.stegman.com ◦

Bay National Bank was founded in 2000 in response to the unprecedented banking industry consolidation and the distinct void these mergers created in servicing, in particular, small and mid-size businesses and their owners, business professionals, and high net worth individuals.

We assembled a team of experienced, entrepreneurial bankers with the ability to listen, the courage to make decisions, and the will to follow through.

Bay National Bank now occupies a unique niche in the banking industry. We are positioned between the much larger banks, whose size and bureaucracy preclude them from delivering exceptional and responsive service, and between much smaller banks, who cannot deliver the full range of products and services sought by growing businesses and sophisticated customers.

MISSION STATEMENT

Our mission is to be the preferred provider of banking services within our niche market of successful individuals and small to midsize businesses by providing a unique environment that emphasizes stability, integrity, competence and superior customer relationships – all aimed at building a great company for our shareholders, customers and associates.

STOCK PERFORMANCE

The graph presented below compares cumulative total return on Bay National Corporation's common stock for the five-year period ended December 31, 2005, with the cumulative total returns for the same period for the Russell 2000 Index and the SNL Bank Index.

The cumulative total stockholder return computation in the graph assumes the investment of $100 in Bay National Corporation's common stock, the Russell 2000 Index, and the SNL Bank Index.

FIVE-YEAR PERFORMANCE GRAPH



$250
$200
$150
$100
$50
$0
2000*
2001
2002
2003
2004
2005
Bay National Corporation
Russell 2000
SNL Bank Index

	2000	2001	2002	2003	2004	2005
Bay National Corporation	$100.00	$78.33	$90.00	$112.22	$147.22	$233.33
Russell 2000	100.00	102.49	81.49	120.00	142.00	148.46
SNL Bank Index	100.00	101.00	92.61	124.93	140.00	141.91

** Bay National Corporation opened in May 2000*

Source: SNL Financial LC. Charlottesville, VA
©2006

SHAREHOLDER INFORMATION

Annual Meeting
Tuesday, May 23, 2006, 2:30 p.m.
Corporate Headquarters
2328 West Joppa Road
Lutherville, Maryland 21093
A proxy statement relating to the annual meeting was sent to stockholders.

Common Stock
The common stock of Bay National Corporation is traded on the over the counter bulletin board under the symbol BANI:OB.

Stock Transfer Agent
Shareholders who wish to change the name, address or ownership of stock, or to report lost stock certificates, should contact our transfer agent:

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
1-800-368-5948

Form 10-KSB
Copies of the Annual Report on Form 10-KSB may be obtained by writing:

Mark A. Semanie
Corporate Secretary
2328 West Joppa Road
Lutherville, Maryland 21093

Investor Relations
www.baynational.com

Corporate Headquarters
Bay National Corporation
2328 West Joppa Road
Lutherville, Maryland 21093
410-494-2580

Eastern Shore Office
109 Poplar Hill Avenue
Salisbury, Maryland 21801
410-334-3636

Web Site
www.baynational.com

Forward-Looking Statements
The statements in this annual report that are not historical facts constitute "forward-looking statements" as defined by Federal Securities laws. Such statements, regarding Bay National Corporation's anticipated future results of operations, are subject to risks and uncertainties that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, changes in interest rates, deposit flows, loan demand and real estate values; as well as changes in economic, competitive, governmental, regulatory, technological and other factors which may affect Bay National Corporation specifically or the banking industry generally. Forward-looking statements speak only as of the date they are made. Bay National Corporation will not update forward-looking statements to reflect factual assumptions, circumstances or events that have changed after a forward-looking statement was made. For further information, please refer to the Bay National Corporation reports filed with the U.S. Securities and Exchange Commission.

Bay National Corporation

2328 West Joppa Road
Lutherville, Maryland 21093
410-494-2580

109 Poplar Hill Avenue
Salisbury, Maryland 21801
410-334-3636

www.baynational.com